Exhibit 99.1
Results for Announcement to the Market
James Hardie Industries N.V.
ARBN 097 829 895
1st Quarter Ended 30 June 2006

	Three Months Ended 30 June
	2006		2005
Key Information	US$M		US$M		Movement
Net Sales From Ordinary Activities		415.5		359.4	up	16%
Operating Profit From Operations After Tax Attributable to Shareholders		35.5		55.9	down	36%
Net Tangible Assets per Ordinary Share	US$	0.24	US$	1.42	down	83%
Dividend Information
Dividends were paid 6 July 2006 of US4.0 cents per share/CUFS with a record date of 14 June 2006.
Movements in Controlled Entities
No entities were incorporated, merged or liquidated during the three months ended 30 June 2006.
Results for the 1st Quarter and three months ended 30 June 2006
Contents
1.	Media Release

2.	Results At A Glance

3.	Management’s Analysis of Results

4.	Consolidated Financial Statements

5.	Management Presentation
The consolidated Financial Statements included in this results announcement have been prepared using USGAAP and have not been subject to an independent review by external auditors.
The information contained in the above documents should be read in conjunction with the James Hardie 2006 Annual Report. It should also be read in the context of the public announcements made by James Hardie Industries N.V. in accordance with the continuous disclosure obligations arising under the Corporations Act 2001 and the ASX Listing Rules since the release of that Annual Report. The James Hardie 2006 Annual Report and links to the company’s public announcements can be found on the company website at www.jameshardie.com. James Hardie Industries N.V. is incorporated in The Netherlands with corporate seat in Amsterdam. The liability of members is limited.

media release

17 August 2006	Analyst and Media enquiries about results,
please contact Steve Ashe on
Tel: 61 2 8274 5246; Mob: 61 408 164 011
1st quarter operating profit excluding foreign exchange effect on asbestos provision
up 12% to US$62.7 million
James Hardie today announced that for the three months ended 30 June 2006, operating profit, excluding the effect of foreign exchange on the asbestos provision it recorded last quarter, increased 12% compared to the same quarter last year, to US$62.7 million from US$55.9 million.
As the company’s results are reported in US dollars and the asbestos provision is denominated in Australian dollars, exchange rate movements between the Australian and the US dollars can significantly affect reported earnings. The effect of the strengthening of the Australian dollar on the A$1.0 billion net asbestos provision was an expense of US$27.2 million. As a result, operating profit for the quarter declined to US$35.5 million. This expense has no current period cash impact.
The asbestos provision is based on an estimate of future Australian asbestos-related liabilities in accordance with the Final Funding Agreement (FFA) that was signed with the NSW Government on 1 December 2005. The company is continuing discussions with the Australian Tax Office (ATO) and other stakeholders, including the NSW Government, with a view to satisfying one of the remaining conditions precedent to the FFA.
Operating performance
The 1st quarter highlights include a 16% increase in net sales to US$415.5 million and a 9% increase in gross profit to US$157.7 million. EBIT, which fell 21% from US$86.9 million to US$68.9 million compared to the same quarter last year, was impacted significantly by the effect of foreign exchange on the asbestos provision. EBIT excluding the US$27.2 million impact of foreign exchange on the asbestos provision increased 11% to US$96.1 million.
USA Fibre Cement continued its strong growth momentum, with net sales up 21% for the quarter. However, higher costs in the quarter affected the bottom line, with EBIT increasing 10%.
Market conditions during the 1st quarter were weak in the Asia Pacific Fibre Cement businesses. Sales in the Australia and New Zealand business fell by 5%, while the Philippines remained EBIT positive.
Diluted earnings per share excluding the effect of foreign exchange on the asbestos provision increased from US12.1 cents to US13.4 cents.
Diluted earnings per share for the quarter decreased from US12.1 cents in the prior corresponding quarter to US7.6 cents.
In this Media Release, James Hardie may present the financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 6 and in this document. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures include “EBIT”, “EBIT margin”, and “Operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet (mmsf)” and “thousand square feet (msf)”); financial ratios (“Gearing ratio” , “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt/cash”); and Non-US GAAP financial measures (“EBIT and EBIT margin excluding effect of foreign exchange on asbestos provision”, “EBIT excluding effect of foreign exchange on asbestos provision, and SCI and other related expenses”, “Operating profit excluding effect of foreign exchange on asbestos provision”, “Operating profit excluding effect of foreign exchange on asbestos provision, SCI and other related expenses and make-whole payment”, “Effective tax rate excluding the effect of foreign exchange on asbestos provision” “Diluted earnings per share excluding effect of foreign exchange on asbestos provision” and “EBITDA”). Unless otherwise stated, results are comparisons of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year.

1st Quarter at a Glance

US$ Million	Q1 FY07	Q1 FY06	%+/ (-)
Net sales	$415.5	$359.4	16

Gross profit	157.7	145.3	9

SCI and other related expenses	(2.4)	(5.2)	(54)

EBIT excluding effect of foreign exchange on asbestos provision	96.1	86.9	11

Effect of foreign exchange on asbestos provision	(27.2)	—	—

EBIT	68.9	86.9	(21)

Net interest expense	(2.0)	(0.7)	—

Income tax expense	(32.3)	(30.3)	—

Operating profit	35.5	55.9	(36)
The 1st quarter results also include Special Commission of Inquiry (SCI) and other related expenses of US$2.4 million (US$2.2 million after tax) and a make-whole payment of US$6.0 million (US$5.6 million after tax) resulting from the prepayment of US$ notes in May 2006.
Operating profit excluding the effect of foreign exchange on asbestos provision, SCI and other related expenses and the make-whole payment increased 16% for the quarter to US$70.5 million as shown in the following table:

US$ Million	Q1 FY07	Q1 FY06	% Change
Operating profit	$35.5	$55.9	(36)

Effect of foreign exchange on asbestos provision	27.2	—	—

Operating profit excluding effect of foreign exchange on asbestos provision	62.7	55.9	12

SCI and other related expenses (net of tax)	2.2	4.9	(55)

Make-whole payment (net of tax)	5.6	—	—

Operating profit excluding effect of foreign exchange on asbestos provision, SCI and other related expenses and make-whole payment	$70.5	$60.8	16
Commentary
James Hardie’s Chief Executive Officer, Louis Gries, said, “Operationally, our USA Fibre Cement business continued to perform strongly, maintaining the growth momentum of the previous fiscal year.
“The effects of the expected downturn in the housing market are beginning to be felt, but our ability to take market share from alternative materials is helping us to do better than the market overall.
“Due to the size of the asbestos provision recorded on the balance sheet in Australian dollars, fluctuations in the exchange rate will cause unpredictable volatility in the company’s reported results for the foreseeable future,” said Mr Gries.
Media Release: James Hardie — 1st Quarter FY07

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USA Fibre Cement — Growth momentum continues
Despite a softer US housing market, further penetration of our targeted markets helped increase net sales 21% over the same quarter last year to US$348.9 million. Sales volume increased 16% to 605.7 million square feet, and the average net sales price was 5% higher at US$576 per thousand square feet.
The strong sales performance for the quarter was partly offset by higher operating costs. Cost of sales was up 27% compared to the same quarter last year due to higher raw material and energy costs. Freight was up 24% due mainly to increases in oil prices, and SG&A expenses were up 27% due to increased spending on growth initiatives and organisational infrastructure to accommodate the company’s continued growth. EBIT for the quarter was 10% higher at $103.3 million. The EBIT margin was 29.6%.
Australia and New Zealand (ANZ) Fibre Cement
Net sales for the quarter were down by 5% to US$53.4 million compared to US$56.1 million in the same period last year. In Australian dollars, net sales decreased 2% due to an increasingly competitive market, which led to a drop in the average sales price. The new housing and renovation markets softened further during the quarter, but the business increased sales volumes through market initiatives designed to grow primary demand for its products and by providing more value-added differentiated products.
The decrease in net sales, along with higher manufacturing, SG&A and freight costs resulted in a 20% decrease in the ANZ business’ EBIT to US$8.9 million for the quarter. The EBIT margin was 16.7%.
Philippines — EBIT positive
Net sales increased 2% to US$5.7 million compared to the same quarter last year due to an increase in sales volume as trading conditions stabilised. The business recorded a small positive EBIT for the quarter.
USA Hardie Pipe — Progress made
Net sales for the quarter increased compared to the same period last year. The business is continuing to focus on growing sales in its core markets and improving profitability and recorded a small positive EBIT for the quarter. This is the first EBIT positive quarter for this business since its inception.
Europe Fibre Cement — Sales increasing
The business continued to grow sales by building awareness of its backer and siding products among distributors, builders and contractors and through expansion of its distribution network.
Media Release: James Hardie — 1st Quarter FY07

3

Income tax
The company’s effective tax for the quarter of 48.3% was affected by the US$27.2 million foreign exchange expense relating to the asbestos provision. For the quarter, the effective tax rate excluding the effect of foreign exchange on the asbestos provision was 34.3%.
In order to appeal the amended assessment of A$378.0 million from the ATO in respect of RCI’s (a James Hardie subsidiary company) income tax return for the year ended 31 March 1999, the company was required by the ATO to post a deposit payment. The ATO agreed that a partial payment of 50% would be required along with a guarantee from James Hardie Industries NV in favour of the ATO for the unpaid balance. This cash deposit of US$140.4 million (A$189.0 million) was paid on 5 July 2006. However, the company has not recorded any liability at 30 June 2006 for the amended assessment because, at this time, the company believes its tax position will be upheld on appeal, therefore no such liability is probable in accordance with US accounting standards.
Readers are referred to Note 9 of the company’s 30 June 2006 Financial Report for further information on the ATO amended assessment.
Asbestos compensation funding arrangement
The FFA is subject to a number of conditions precedent, including the granting of tax exempt status to the Special Purpose Fund (SPF) and receiving the approval of James Hardie’s lenders and shareholders.
On 23 June 2006, the ATO advised the company that it has refused to endorse the SPF as a tax concession charity, arguing that, in its opinion, the scope of its activities under the Trust Deed and the FFA does not meet current legislative requirements for such an endorsement. The company is continuing discussions with the ATO and other stakeholders, including the NSW Government, with a view to satisfying one of the remaining conditions precedent to the FFA.
On 29 June 2006, the ATO issued a ruling to the company to the effect that James Hardie’s contributions to the SPF would be tax deductible over the anticipated life of the arrangements in accordance with the recent “black hole expenditure” Federal Legislation enacted in April 2006.
Readers are referred to Note 7 of the company’s 30 June 2006 Financial Report for further information on the voluntary funding proposal, and for information on the SCI and other related matters.
Effect of foreign exchange on the asbestos provision
The asbestos provision is an Australian liability and is denominated in Australian dollars. The reported value of this liability in the consolidated balance sheets of James Hardie in US dollars is therefore subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date.

		A$ to US$
Asbestos Provision	A$ millions	rate	US$ millions
At 31 March 2006	A$1,000.0	1.3975 to1	$715.6

Effect of foreign exchange	—		27.2

At 30 June 2006	A$1,000.0	1.3463 to1	$742.8

Media Release: James Hardie — 1st Quarter FY07

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Cash flow
Operating cash flow for the quarter fell by 21% from US$77.2 million to US$60.7 million primarily due to increased working capital requirements of the company and the US$6.0 million make-whole payment referred to above.
Capital expenditures increased from US$34.0 million to US$35.5 million as the company continued to invest in increasing its production capacity.
Outlook
New housing construction in North America is slowing. The National Association of Home Builders (NAHB) currently predicts housing starts will continue to slow gradually with higher long-term rates through year-end to mid 2007. Furthermore, the NAHB cautions that downside risk to its “soft landing” prediction remains substantial.
The US business’ focus on growing primary demand for fibre cement, increasing market share in exterior and interior product segments and increasing revenue per unit, is expected to help the business to continue to perform better than the overall market.
Repair and remodelling activity is expected to remain buoyant in the short term. This market accounts for approximately 30% of sales in the US business.
The upward pressure on raw materials and energy costs is expected to continue and the impact of high oil prices on freight costs shows no sign of abating.
The housing markets in Australia and New Zealand are also experiencing a downturn, but the company’s initiatives to grow primary demand are expected to help dampen the impact.
In the Philippines, improvements in operational efficiency during the first quarter are expected to continue in spite of increased costs and sustained competitive market conditions.
In addition, as discussed in Note 7 of the company’s 30 June 2006 Financial Report, the asbestos provision will be updated annually, based on the most recent actuarial determinations and claims experience and quarterly to reflect changes in foreign exchange rates. Such updates may have a material impact on James Hardie’s consolidated financial statements.
The current range of analyst earnings estimates1 for the fiscal year ending 31 March 2007 is for net profit from continuing operations excluding asbestos related expenses to be US$207 million to US$247 million. While the company’s current projection for fiscal year 2007 is for net profit from continuing operations excluding asbestos related expenses to fall within this range, uncertainty surrounding the short to medium-term strength of the US housing market is at its highest in recent years.
END

[1]	Includes: ABN Amro, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs JB Were, Macquarie Research, Merill Lynch, UBS
Media Release: James Hardie — 1st Quarter FY07

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Media/Analyst Enquiries:
Steve Ashe
Vice President Investor Relations

Telephone:	61 2 8274 5246
Mobile:	61 408 164 011
Email:	steve.ashe@jameshardie.com.au
Facsimile:	61 2 8274 5218
This Media Release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of the package, including Management’s Analysis of Results, a Management Presentation, and a Financial Report.
These documents, along with an audio webcast of the management presentation on 17 August 2006, are available from the Investor Relations section of James Hardie’s website at www.jameshardie.com.
Media Release: James Hardie — 1st Quarter FY07

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Definitions
Financial Measures — US GAAP equivalents
EBIT and EBIT margin — EBIT is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit — is equivalent to the US GAAP measure of net income.
Sales Volumes
mmsf — million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf — thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio — Net debt/cash divided by net debt/cash plus shareholders’ equity.
Net interest expense cover — EBIT divided by net interest expense.
Net interest paid cover — EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback — Net debt/cash divided by cash flow from operations.
Net debt/cash — short-term and long-term debt less cash and cash equivalents.
Non-US GAAP Financial Measures
EBIT and EBIT margin excluding effect of foreign exchange on asbestos provision — EBIT and EBIT margin excluding effect of foreign exchange on asbestos provision are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations without the potential distortion arising from foreign exchange fluctuation and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q1	Q1
US$ Million	FY07	FY06
EBIT	$68.9	$86.9

Effect of foreign exchange on asbestos provision	27.2	—

EBIT excluding effect of foreign exchange on asbestos provision	96.1	86.9

Net Sales	$415.5	$359.4

EBIT margin excluding effect of foreign exchange on asbestos provision	23.1%	24.2%
Media Release: James Hardie — 1st Quarter FY07

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EBIT excluding effect of foreign exchange on asbestos provision, and SCI and other related expenses — EBIT excluding effect of foreign exchange on asbestos provision, and SCI and other related expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than EBIT. James Hardie has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Million	FY07	FY06
EBIT	$68.9	$86.9

Effect of foreign exchange on asbestos provision	27.2	—

SCI and other related expenses	2.4	5.2

EBIT excluding effect of foreign exchange on asbestos provision and SCI and other related expenses	$98.5	$92.1

Operating profit excluding effect of foreign exchange on asbestos provision — Operating profit excluding effect of foreign exchange on asbestos provision is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Million	FY07	FY06
Operating profit	$35.5	$55.9

Effect of foreign exchange on asbestos provision	27.2	—

Operating profit excluding effect of foreign exchange on asbestos provision	$62.7	$55.9

Diluted earnings per share excluding effect of foreign exchange on asbestos provision — Diluted earnings per share excluding effect of foreign exchange on asbestos provision is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations without the distortion arising from foreign exchange fluctuation. The company’s management uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Million (except share and per share data)	FY07	FY06
Operating profit	$35.5	$55.9

Effect of foreign exchange on asbestos provision	27.2	—

Operating profit excluding effect of foreign exchange on asbestos provision	62.7	55.9

Weighted average common shares outstanding (Millions) — Diluted	466.9	462.7

Diluted earnings per share excluding effect of foreign exchange on asbestos provision (US cents)	13.4	12.1

Media Release: James Hardie — 1st Quarter FY07

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Effective tax rate excluding effect of foreign exchange on asbestos provision — Effective tax rate excluding effect of foreign exchange on asbestos provision is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations without the distortion arising from foreign exchange fluctuation. The company’s management uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Million	FY07	FY06
Operating profit before income taxes	$66.9	$86.2

Effect of foreign exchange on asbestos provision	27.2	—

Operating profit excluding effect of foreign exchange on asbestos provision	94.1	86.2

Income tax expense	32.3	30.3

Effective tax rate excluding effect of foreign exchange on asbestos provision	34.3%	35.2%

EBITDA — is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.
Disclaimer
This Media Release contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
•	expectations that the conditions precedent to the Final Funding Agreement will be satisfied;

•	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

•	expectations concerning the company’s Australian Tax Office amended assessment;

•	expectations that the company’s credit facilities will be extended or renewed;

•	projections of operating results or financial condition;

•	statements regarding plans, objectives or goals, including those relating to competition, acquisitions, dispositions and products;

•	statements about future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. The company cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the risk factors discussed under “Risk Factors” beginning on page 6 of the Form 20-F filed on 7 July 2005, and: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems and the successful implementation of the internal control over financial reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as codified by Item 308 of Regulation S-K . The company cautions that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.
Media Release: James Hardie — 1st Quarter FY07

9

results at a glance
17 August 2006
1 st Quarter Ended 30 June 2006
Excluding Asbestos1

James Hardie
Net Sales	Up	16%	to	US$415.5m
EBIT	Down	21%	to	US$68.9m	Up	11%	to	US$96.1m
Operating Profit	Down	36%	to	US$35.5m	Up	12%	to	US$62.7m
EBIT Margin	Down	7.6pts	to	16.6%	Down	2.5pts	to	23.1%

USA Fibre Cement
Net Sales	Up	21%	to	US$348.9m
EBIT	Up	10%	to	US$103.3m
EBIT Margin	Down	3.1pts	to	29.6%
Volume	Up	16%	to	605.7 mmsf

Asia Pacific Fibre Cement
Net Sales	Down	4%	to	US$59.2m
EBIT	Down	17%	to	US$10.3m
EBIT Margin	Down	2.7pts	to	17.4%
Volume	Down	—	to	91.8 mmsf

Key Ratios
Diluted earnings per share	7.6 cents	13.4cents
EBIT Margin	16.6%	23.1%
Return on Shareholders’ Funds (Annualised)	128.5%	17.5%
Return on Capital Employed (Annualised)	27.6%	38.2%
Gearing Ratio	(43.3)%	(4.8)%
Net Interest Expense Cover	33.4x	46.4x
Net Interest Paid Cover	12.5x	17.4x

1.   Excludes the impact of the asbestos provision on the income statement and the balance sheet.
In this Results at a Glance, James Hardie may present the financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page *. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures include “EBIT”, “EBIT margin”, and “Operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet (mmsf)” and “thousand square feet (msf)”); financial ratios (“Gearing ratio” , “Net interest expense cover”, Net interest paid cover”, “Net debt payback”, “Net debt/cash”); and Non-US GAAP financial measures (“EBIT and EBIT margin excluding effect of foreign exchange on asbestos provision”, “EBIT excluding effect of foreign exchange on asbestos provision, and SCI and other related expenses”, “Operating profit excluding effect on foreign exchange on asbestos provision”, “Diluted earnings per share excluding effect of foreign exchange on asbestos provision” and “EBITDA”). Unless otherwise stated, results are for continuing operations only and comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year.
Results at a Glance: James Hardie — 1st Quarter FY07

Definitions
Financial Measures — US GAAP equivalents
EBIT and EBIT margin — EBIT is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit — is equivalent to the US GAAP measure of income.
Net operating profit — is equivalent to the US GAAP measure of net income.
Sales Volumes
mmsf — million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf — thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio — Net debt/cash divided by net debt/cash plus shareholders’ equity.
Net interest expense cover — EBIT divided by net interest expense.
Net interest paid cover — EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback — Net debt/cash divided by cash flow from operations.
Net debt/cash — short-term and long-term debt less cash and cash equivalents.
Non-US GAAP Financial Measures
EBIT and EBIT margin excluding effect of foreign exchange on asbestos provision — EBIT and EBIT margin excluding effect of foreign exchange on asbestos provision are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q1	Q1
US$ Million	FY07	FY06
EBIT	$68.9	$86.9

Effect of foreign exchange on asbestos provision	27.2	—

EBIT excluding effect of foreign exchange on asbestos provision	96.1	86.9

Net Sales	$415.5	$359.4

EBIT margin excluding effect of foreign exchange on asbestos provision	23.1%	24.2%

Results at a Glance: James Hardie — 1st Quarter FY07

2

EBIT excluding effect of foreign exchange on asbestos provision, and SCI and other related expenses — EBIT excluding effect of foreign exchange on asbestos provision, and SCI and other related expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than EBIT. James Hardie has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Million	FY07	FY06
EBIT	$68.9	$86.9

Effect of foreign exchange on asbestos provision	27.2	—

SCI and other related expenses	2.4	5.2

EBIT excluding asbestos-related fx losses, SCI and other related expenses	$98.5	$92.1

Operating profit excluding effect of foreign exchange on asbestos provision — Operating profit excluding effect of foreign exchange on asbestos provision is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than operating profit from continuing operations. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Million	FY07	FY06
Operating profit	$35.5	$55.9

Effect of foreign exchange on asbestos provision	27.2	—

Operating profit excluding effect of foreign exchange on asbestos provision	$62.7	$55.9

Diluted earnings per share excluding effect of foreign exchange on asbestos provision — Diluted earnings per share excluding effect of foreign exchange on asbestos provision is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than Diluted earnings per share from continuing operations. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Million (except share and per share data)	FY07	FY06
Operating profit	$35.5	$55.9

Effect of foreign exchange on asbestos provision	27.2	—

Operating profit excluding effect of foreign exchange on asbestos provision	62.7	55.9

Weighted average common shares outstanding (Millions) — Diluted	466.9	462.7

Diluted earnings per share excluding effect of foreign exchange on asbestos provision (US cents)	13.4	12.1

Results at a Glance: James Hardie — 1st Quarter FY07

3

EBITDA — is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.
Results at a Glance: James Hardie — 1st Quarter FY07

4

management’s analysis of results
17 August 2006
James Hardie Industries N.V.
Results for the 1st Quarter Ended 30 June 2006

	Three Months Ended 30 June
US GAAP — US$ Million	FY 2007		FY 2006		% Change

Net Sales
USA Fibre Cement		$348.9		$287.5	21
Asia Pacific Fibre Cement		59.2		61.7	(4)
Other		7.4		10.2	(27)

Total Net Sales		$415.5		$359.4	16
Cost of goods sold		(257.8)		(214.1)	20

Gross profit		157.7		145.3	9
Selling, general and administrative expense		(51.7)		(45.5)	14
Research and development expense		(7.5)		(6.3)	19
Special Commission of Inquiry (SCI) & other related expenses		(2.4)		(5.2)	(54)
Impairment loss on business held for sale		—		(1.4)	(100)
Effect of foreign exchange on asbestos provision		(27.2)		—	—

EBIT		68.9		86.9	(21)
Net interest expense		(2.0)		(0.7)	—

Operating profit before income taxes		66.9		86.2	(22)
Income tax expense		(32.3)		(30.3)	7

Operating Profit before cumulative effect of change in accounting principle		34.6		55.9	(38)
Cumulative effect of change in accounting principle for stock-based compensation, net of income tax benefit of US$0.4 million		0.9		—	—

Operating Profit		$35.5		$55.9	(36)

Tax rate		48.3%		35.2%	—

Volume (mmsf)
USA Fibre Cement		605.7		523.4	16
Asia Pacific Fibre Cement		91.8		92.0	—

Average net sales price per unit (per msf)
USA Fibre Cement	US$	576	US$	549	5
Asia Pacific Fibre Cement	A$	862	A$	873	(1)
In this Management’s Analysis of Results, James Hardie may present the financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 11 and in this document. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures include “EBIT”, “EBIT margin” and “Operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet (mmsf)” and “thousand square feet (msf)”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt/cash”); and Non-US GAAP financial measures (“EBIT and EBIT margin excluding effect of foreign exchange on asbestos provision”, “EBIT and EBIT margin excluding effect of foreign exchange on asbestos provision, and SCI and other related expenses”, “Operating profit excluding effect of foreign exchange on asbestos provision”, “Operating profit excluding effect of foreign exchange on asbestos provision, SCI and other related expenses and make-whole payment”, “Effective tax rate excluding the effect of foreign exchange on asbestos provision”, “Diluted earnings per share excluding effect of foreign exchange on asbestos provision” and “EBITDA”). Unless otherwise stated, results are for comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year.

Total Net Sales
Total net sales for the quarter increased 16% compared to the same quarter of the previous year, from US$359.4 million to US$415.5 million.
Net sales from USA Fibre Cement for the quarter increased 21% from US$287.5 million to US$348.9 million due to continued growth in sales volume and a higher average net sales price.
Net sales from Asia Pacific Fibre Cement for the quarter decreased 4% from US$61.7 million to US$59.2 million, primarily due to a drop in average net sales price.
Other net sales for the quarter decreased 27% from US$10.2 million to US$7.4 million. The decrease in net sales was primarily due to the sale of the company’s Chilean flat sheet business in July 2005.
USA Fibre Cement
Net sales for the quarter increased 21% from US$287.5 million to US$348.9 million due to both increased sales volume and a higher average net sales price.
Sales volume increased 16% from 523.4 million square feet to 605.7 million square feet for the quarter, as primary demand for our products continued to grow strongly.
Despite a softening in the US housing market, growth in primary demand continued due to improved market penetration across all products. Sales of exterior products grew in most of our major geographic markets and sales of interior products were strong, particularly in established markets, due mainly to increased demand for our Hardibacker 500® half-inch backerboard.
Throughout the quarter, the company continued to implement its ColorPlus® business model in its emerging markets, aimed at providing proprietary pre-finished exterior products to the new residential construction segment. Sales of Colorplus® products are continuing to grow as a percentage of total sales and were up 80% compared to the same quarter last year. Market testing of Colorplus® products is now underway in our established markets, primarily in the Pacific Northwest and Southeast regions of the country.
During the quarter we continued to develop our repair and remodelling market resources to focus on re-siding business opportunities.
The average net sales price increased 5% from US$549 per thousand square feet to US$576 per thousand square feet, reflecting the impact of price increases implemented over the previous 12 months. Changes in the mix of product did not significantly impact the average net sales price this quarter.
The company continued to ramp up the pre-finishing capacity to complement its colour lines at its Peru, Illinois and Blandon, Pennsylvania production facilities. Additional lines are under construction in the Pulaski, Virginia and Reno, Nevada production facilities. All phases of this strategy are now underway with the objective of improving market penetration through conversions from vinyl siding to James Hardie ColorPlus® exteriors.
Asia Pacific Fibre Cement
Net sales for the quarter decreased 4% from US$61.7 million to US$59.2 million. Net sales decreased 1% in Australian dollars due to a 1% decrease in the average net sales price.
Management’s Analysis of Results: James Hardie — 1st Quarter FY07

Australia and New Zealand Fibre Cement
Net sales for the quarter were down by 5% to US$53.4 million compared to US$56.1 million in the same period last year. In Australian dollars, net sales decreased 2% due to an increasingly competitive market, which led to a drop in the average sales price. The new housing and renovation markets softened further during the quarter, but the business increased sales volumes through market initiatives designed to grow primary demand for its products and by providing more value-added differentiated products.
In Australia, sales of Linea® weatherboards and AquaTec™ wet area flooring are continuing to increase as they penetrate their targeted markets.
Philippines Fibre Cement
Net sales increased 2% from US$5.6 million to US$5.7 million for the quarter as trading conditions stabilised.
Other
USA Hardie Pipe
Net sales increased compared to the same quarter last year and the previous quarter due to an increase in sales volumes and a higher average sales price.
Europe Fibre Cement
Net sales increased compared to last year as expansion into new geographic markets resulted in a rise in sales volumes.
Gross Profit
Gross profit increased 9% from US$145.3 million to US$157.7 million primarily due to a strong gross profit improvement in the company’s USA Fibre Cement business. The gross profit margin decreased 2.4 percentage points to 38.0%.
USA Fibre Cement gross profit increased 14% compared to the same quarter last year due to higher sales volume and higher average net sales price, partially offset by increased cost of sales and freight costs. Cost of sales increased 27% due mainly to higher raw material costs and increased energy costs. Freight costs continued to be pushed up by the higher cost of fuel and increased 24% compared to the same quarter last year. The gross margin decreased 2.5 percentage points.
Asia Pacific Fibre Cement gross profit decreased 17% primarily due to reduced profitability in all the Asia Pacific businesses due largely to increased freight costs and higher raw material prices.
Selling, General and Administrative (SG&A) Expense
SG&A expense increased 14% for the quarter, from US$45.5 million to US$51.7 million, primarily due to increased costs in the USA Fibre Cement business due to increased spending on growth initiatives and organisational infrastructure to accommodate the company’s continued growth. As a percentage of sales, SG&A expense fell 0.3 percentage points to 12.4%.
Management’s Analysis of Results: James Hardie — 1st Quarter FY07

Research and Development Expenses
Research and development expenses include costs associated with “core” research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 7% higher for the quarter at US$3.3 million.
Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs increased 31% to US$4.2 million for the quarter.
SCI and Other Related Expenses
In February 2004, the Government of New South Wales (NSW) in Australia established a Special Commission of Inquiry (SCI) to investigate, among other matters, the circumstances in which the Medical Research and Compensation Foundation was established. Shortly after release of the SCI report on 21 September 2004, the company commenced negotiations with the NSW Government, the Australian Council of Trade Unions (ACTU), UnionsNSW and a representative of asbestos claimants in relation to its offer to the SCI on 14 July 2004 to provide funds voluntarily for proven Australia-based asbestos-related injury and death claims against certain former James Hardie Australian subsidiary companies. On 21 December 2004, James Hardie entered into a Heads of Agreement with the above parties to establish and fund a Special Purpose Fund (SPF) to provide funding for these claims on a long-term basis. The company subsequently entered negotiations with the NSW Government on a binding agreement that it intends to put to shareholders for approval. On 1 December 2005, James Hardie and the NSW Government signed the Final Funding Agreement (FFA).
The FFA is subject to a number of as yet unfulfilled conditions precedent, including: tax deductibility of contributions by James Hardie to the SPF; the granting of tax exempt status to the SPF; and receiving the approval of James Hardie’s lenders and shareholders.
On 23 June 2006, the Australian Tax Office (ATO) advised the company that it has refused to endorse the SPF as a tax concession charity, arguing that, in its opinion, the scope of its activities under the Trust Deed and the FFA does not meet current legislative requirements for such an endorsement. The company is continuing discussions with the ATO and stakeholders to the FFA, including the NSW Government, in relation to satisfying this condition precedent.
On 29 June 2006, the ATO issued a ruling to the company to the effect that James Hardie’s contributions to the SPF would be tax deductible over the anticipated life of the arrangements in accordance with recent “black hole expenditure” Federal Legislation enacted in April 2006.
Costs incurred during the quarter associated with the SCI and other related expenses totalled US$2.4 million.
Further information on the SCI and other related expenses can be found in Note 7 of James Hardie’s 30 June 2006 Financial Report.
Management’s Analysis of Results: James Hardie — 1st Quarter FY07

Effect of Foreign Exchange on Asbestos Provision
The asbestos provision is an Australian liability and is denominated in Australian dollars. The reported value of this liability in the company’s consolidated balance sheets in US dollars is therefore subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date.

		A$ to US$
Asbestos Provision	A$ millions	rate	US$ millions
At 31 March 2006	1,000.0	1.3975 to1	715.6

Effect of foreign exchange	—		27.2

At 30 June 2006	1,000.0	1.3463 to1	742.8

EBIT
EBIT for the quarter decreased from US$86.9 million to US$68.9 million. EBIT for the quarter includes an expense of US$27.2 million related to the effect of foreign exchange on the asbestos provision, and SCI and other related expenses of US$2.4 million, as shown in the table below. The EBIT margin decreased 7.6 percentage points to 16.6%.
EBIT for the Quarter — US$ millions

	Q1 FY07	Q1 FY06	% Change

USA Fibre Cement	$103.3	$94.1	10
Asia Pacific Fibre Cement	10.3	12.4	(17)
Research & Development	(4.6)	(3.2)	(44)
Other	(2.7)	(3.5)	23
General Corporate	(10.2)	(12.9)	21
Effect of foreign exchange on asbestos provision	(27.2)	—

EBIT	68.9	86.9	(21)
Excluding:
Effect of foreign exchange on asbestos provision,	27.2	—	—
SCI and other related expenses	2.4	5.2	(54)

EBIT excluding effect of foreign exchange on asbestos provision, and SCI and other related expenses	$98.5	$92.1	7

Net sales	$415.5	$359.4	16

EBIT margin excluding the effect of foreign exchange on asbestos provision and SCI and other related expenses	23.7%	25.6%	—
USA Fibre Cement EBIT
USA Fibre Cement EBIT for the quarter increased 10% from US$94.1 million to US$103.3 million. The increase was due to increased sales volume and a higher average net sales price, partially offset by higher raw materials costs, freight costs and SG&A expenses. The USA Fibre Cement EBIT margin was 3.1 percentage points lower at 29.6% for the quarter.
Management’s Analysis of Results: James Hardie — 1st Quarter FY07

Asia Pacific Fibre Cement EBIT
Asia Pacific Fibre Cement EBIT for the quarter decreased 17% from US$12.4 million to US$10.3 million, primarily due to a reduced EBIT performance in the Australia and New Zealand Fibre Cement business. The EBIT margin decreased 2.7 percentage points to 17.4%.
Australia and New Zealand Fibre Cement EBIT for the quarter decreased 20% from US$11.1 million to US$8.9 million. In Australian dollars, EBIT fell by 17% due primarily to a lower average net sales price and higher freight expenses particularly in Australia. The EBIT margin decreased by 3.1 percentage points to 16.7%.
The Philippines Fibre Cement business recorded a slight increase in EBIT for the quarter due to lower manufacturing costs partially offset by increased freight and fuel costs.
Other EBIT
The USA Hardie Pipe business recorded a small positive EBIT for the quarter compared to a small EBIT loss in the same period last year. This is the first EBIT positive quarter for this business since its inception.
The Europe Fibre Cement business incurred an EBIT loss for the quarter as it continues to build net sales.
Following a review of the results of its roofing product trials in California, the company closed its roofing pilot plant in April 2006. During the first quarter of fiscal 2007, this business incurred closure costs of US$1.1 million.
General Corporate Costs
General corporate costs for the quarter decreased by US$2.7 million from US$12.9 million to US$10.2 million. The reduction is due to reduced bonus accruals of US$1.5 million arising from the lower performance of the company; a decrease of US$2.8 million in SCI and other related expenses; and a decrease in other corporate costs. These decreases were partially offset by increases in other general corporate costs of US$2.9 million, including consulting fees largely arising out of internal audit reviews and Sarbanes-Oxley compliance readiness work and an increase in legal expenses.
Net Interest Expense
Net interest expense for the quarter increased US$1.3 million from US$0.7 million to US$2.0 million. The increase in interest expense was primarily due to the US$6.0 million make-whole payment incurred in the repayment of US$ notes in May 2006 partially offset by an increase in interest income due to the improved cash position of the company.
Income Tax Expense
Income tax expense for the quarter increased US$2.0 million from US$30.3 million to US$32.3 million. The increase was due to the improved trading/operating results of the company for the quarter. Income tax expense was unaffected by the foreign exchange movement in the asbestos provision.
The company’s effective tax for the quarter of 48.3% was affected by the US$27.2 million foreign exchange expense relating to the asbestos provision. For the quarter, the effective tax rate excluding the effect of foreign exchange on asbestos provision was 34.3%.
Management’s Analysis of Results: James Hardie — 1st Quarter FY07

As previously announced on 22 March 2006, RCI Pty Ltd (RCI), a wholly owned subsidiary of the company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999. The amended assessment relates to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and has been issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Act 1936. The original amended assessment issued to RCI was for a total of A$412.0 million. However, after a subsequent remission of general interest charges by the ATO, the total is now A$378.0 million comprised of A$172.0 million of primary tax after allowable credits, A$43.0 million of penalties (representing 25% of primary tax) and A$163.0 million of general interest charges.
The company believes that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal.
In order to appeal the assessment, pursuant to the ATO Receivables Policy, the company was required to make a deposit payment. The ATO agreed that a partial payment of 50% would be required along with a guarantee from James Hardie Industries NV in favour of the ATO in the remaining amount of the assessment. This cash deposit of US$140.4 million (A$189.0 million) was paid on 5 July 2006. However, the company has not recorded any liability at 30 June 2006 for the amended assessment because, at this time, the company believes its tax position will be upheld on appeal, therefore no such liability is probable in accordance with US accounting standards.
Readers are referred to Note 9 of the 30 June 2006 Financial Report for further information on the ATO amended assessment.
Operating Profit
Operating profit decreased from US$55.9 million to US$35.5 million. Operating profit includes a US$27.2 million charge relating to the effect of foreign exchange on the asbestos provision, SCI and other related expenses of US$2.4 million (US$2.2 million after tax) and the make-whole payment on the prepayment of the US$ notes of US$6.0 million (US$5.6 million after tax). Operating profit excluding the effect of foreign exchange on asbestos provision, SCI and other related expenses and the make-whole payment increased 16% to US$70.5 million, as shown in the table below:
Operating Profit — US$ millions

	Q1 FY07	Q1 FY06	% Change

Operating profit	$35.5	$55.9	(36)

Excluding:
Effect of foreign exchange on asbestos provision	27.2	—	—
SCI and other related expenses (net of tax)	2.2	4.9	(55)
Make-whole payment (net of tax)	5.6	—	—

Operating profit excluding effect of foreign exchange on asbestos provision, SCI and other related expenses and make-whole payment	$70.5	$60.8	16

Management’s Analysis of Results: James Hardie — 1st Quarter FY07

Liquidity and Capital Resources
The company has historically met its working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment, and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity. The company believes that it can meet its present working capital requirements for at least the next 12 months based on its current capital resources. Any cash commitments arising from the FFA will be met either from cash generated by operating activities or, should this prove insufficient, from borrowings under existing credit facilities.
The company had cash and cash equivalents of US$175.4 million as of 30 June 2006. At that date it also had credit facilities totalling US$355.0 million, of which US$137.0 million was drawn. The credit facilities are all uncollateralised and consist of the following:

	Effective
	Interest Rate	Total Facility	Principal
	at	at	Drawn at
Description	30 June 2006	30 June 2006	30 June 2006
		(US$ millions)
US$ 364-day term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2007	5.72%	$110.0	$69.5

US$ term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2006	5.88%	245.0	67.5

Total		$355.0	$137.0

At 30 June 2006, the company had net cash of US$38.4 million, compared with net cash of US$12.4 million at 31 March 2006.
The company has US$ 364-day facilities in the amount of US$110.0 million, which expire in June 2007, and term facilities in the amount of US$245.0 million, which expire in December 2006. At 30 June 2006, there was US$137.0 million drawn under the combined facilities and US$218.0 million was available, but unutilised.
Upon satisfaction of the conditions precedent to the full implementation of the FFA, including lender approval, the maturity date of the term facilities will be automatically extended until June 2010. However, if the conditions precedent to the full implementation of the FFA are not satisfied, the company may not be able to renew its credit facilities on substantially similar terms, or at all; it may have to pay additional fees and expenses that it might not have to pay under normal circumstances; and it may have to agree to terms that could increase the cost of its debt structure.
Additionally, in order to appeal the amended Australian income tax assessment the company was required to post a cash deposit of US$140.4 million (A$189.0 million) along with a guarantee from JHI NV in favour of the ATO for the unpaid balance. This cash deposit was paid on 5 July 2006. Even if the company is ultimately successful in its appeal and the cash deposit is refunded, this procedural requirement to post a cash deposit materially and adversely affects the company’s financial position and liquidity in the intervening period.

Management’s Analysis of Results: James Hardie — 1st Quarter FY07

If the company is unable to extend its credit facilities, or is unable to renew its credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and will have to reduce its levels of planned capital expenditures, reduce or eliminate dividend payments or take other measures to conserve cash in order to meet its future cash flow requirements. Nevertheless, the company believes it will have sufficient funds to meet its working capital and other cash requirements for the next twelve months based on its existing cash balances and anticipated operating cash flows arising during the year.
Cash flow
Operating cash flow for the quarter fell by 21% from US$77.2 million to US$60.7 million primarily due to increased working capital requirements of the company and the US$6.0 million make-whole payment referred to above.
Capital expenditure increased from US$34.0 million to US$35.5 million as the company continued to invest in increasing its production capacity.
Asbestos Compensation Funding Arrangement
In late 2005, the Board of JHI NV approved the FFA to provide long-term funding for proven Australian-based asbestos-related personal injury claims that result from exposure to products made by former James Hardie Australian subsidiaries. Representatives of the company and the NSW Government signed the FFA on 1 December 2005.
The FFA was negotiated in accordance with the terms of the Heads of Agreement signed on 21 December 2004. It is a legally-binding agreement and sets out the basis on which James Hardie will provide funding to the SPF. The arrangements include:
•	the establishment of the SPF to compensate Australian asbestos-related personal injury claimants with proven claims against the former James Hardie Group subsidiaries (Amaca Pty Ltd, Amaba Pty Ltd or ABN 60 Pty Ltd);

•	initial funding of the SPF by James Hardie of approximately A$154 million;

•	a two-year rolling cash ‘buffer’ in the SPF and, subject to the cap described below, an annual contribution in advance to top up those funds to equal the actuarially calculated estimate of expected Australian asbestos-related personal injury claims against the former James Hardie Group subsidiaries for the following three years, to be revised annually;

•	a cap on the annual James Hardie payments to the SPF in all years, except the first year, initially set at 35% of James Hardie’s free cash flow (defined as cash from operations in accordance with US accounting standards in force at the date of the FFA) for the immediately preceding financial year, with provisions for the percentage to decline over time, depending on James Hardie’s financial performance (and therefore the contributions already made to the SPF) and the claims outlook;

•	no cap on individual payments to proven claimants; and

•	special compensation arrangements for members of the Baryulgil community for asbestos-related claims arising from the activities of Marlew Mining Pty Ltd.
The FFA is subject to a number of conditions precedent, including the tax treatment of the proposed funding arrangements and receiving the approval of James Hardie’s lenders and shareholders.
When the company entered into the non-binding Heads of Agreement in December 2004, all parties to the Heads of Agreement agreed that tax deductibility of the payments was a critical factor regarding affordability of the proposed voluntary funding arrangements. James Hardie is continuing to discuss the tax exempt status of the SPF with the ATO and the NSW Government with a view to satisfying one of the remaining conditions precedent.

Management’s Analysis of Results: James Hardie — 1st Quarter FY07

Readers are referred to Note 7 of the company’s 30 June 2006 Financial Report for further information on the voluntary funding proposal, and for information on the SCI and related matters.
END
Media/Analyst Enquiries:
Steve Ashe
Vice President Investor Relations

Telephone:	61 2 8274 5246
Mobile:	61 408 164 011
Email:	steve.ashe@jameshardie.com.au
Facsimile:	61 2 8274 5218
This Management’s Analysis of Results document forms part of a package of information about James Hardie’s results. It should be read in conjunction with the other parts of this package, including a Media Release, a Management Presentation and a Financial Report.
These documents, along with an audio webcast of the presentation on 17 August 2006, will be available from the Investor Relations area of the James Hardie website at www.jameshardie.com.

Management’s Analysis of Results: James Hardie — 1st Quarter FY07

Definitions
Financial Measures — US GAAP equivalents
EBIT and EBIT margin — EBIT is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit — is equivalent to the US GAAP measure of income.
Net operating profit — is equivalent to the US GAAP measure of net income.
Sales Volumes
mmsf — million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf — thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio — Net debt/cash divided by net debt/cash plus shareholders’ equity.
Net interest expense cover — EBIT divided by net interest expense.
Net interest paid cover — EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback — Net debt/cash divided by cash flow from operations.
Net debt/cash — short-term and long-term debt less cash and cash equivalents.
Non-US GAAP Financial Measures
EBIT and EBIT margin excluding effect of foreign exchange on asbestos provision — EBIT and EBIT margin excluding effect of foreign exchange on asbestos provision are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations without the potential distortion arising from foreign exchange fluctuations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q1	Q1
US$ Million	FY07	FY06
EBIT	$68.9	$86.9

Effect of foreign exchange on asbestos provision	27.2	—

EBIT excluding effect of foreign exchange on asbestos provision	96.1	86.9

Net Sales	$415.5	$359.4

EBIT margin excluding effect of foreign exchange on asbestos provision	23.1%	24.2%

Management’s Analysis of Results: James Hardie — 1st Quarter FY07

EBIT excluding effect of foreign exchange on asbestos provision and SCI and other related expenses — EBIT excluding effect of foreign exchange on asbestos provision, and SCI and other related expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than EBIT. James Hardie has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations without the potential distortion arising from foreign exchange fluctuations and provides useful information regarding its financial condition and results of operations. The company uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Million	FY07	FY06
EBIT	$68.9	$86.9

Effect of foreign exchange on asbestos provision	27.2	—

SCI and other related expenses	2.4	5.2

EBIT excluding effect of foreign exchange on asbestos provision and SCI and other related expenses	$98.5	$92.1

Operating profit excluding effect of foreign exchange on asbestos provision — Operating profit excluding effect of foreign exchange on asbestos provision is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than operating profit from continuing operations. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations without the potential distortion arising from foreign exchange fluctuations. The company uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Million	FY07	FY06
Operating profit	$35.5	$55.9

Effect of foreign exchange on asbestos provision	27.2	—

Operating profit excluding effect of foreign exchange on asbestos provision	$62.7	$55.9

Diluted earnings per share excluding effect of foreign exchange on asbestos provision — Diluted earnings per share excluding effect of foreign exchange on asbestos provision is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than Diluted earnings per share from continuing operations. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations without the potential distortion arising from foreign exchange fluctuations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Million (except share and per share data)	FY07	FY06
Operating profit	$35.5	$55.9

Effect of foreign exchange on asbestos provision	27.2	—

Operating profit excluding effect of foreign exchange on asbestos provision	62.7	55.9

Weighted average common shares outstanding (Millions) — Diluted	466.9	462.7

Diluted earnings per share excluding effect of foreign exchange on asbestos provision (US cents)	13.4	12.1

Management’s Analysis of Results: James Hardie — 1st Quarter FY07

Effective tax rate excluding effect of foreign exchange on asbestos provision — Effective tax rate excluding effect of foreign exchange on asbestos provision is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations without the distortion arising from foreign exchange fluctuation. The company’s management uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Million	FY07	FY06
Operating profit before income taxes	$66.9	$86.2

Effect of foreign exchange on asbestos provision	27.2	—

Operating profit excluding effect of foreign exchange on asbestos provision	94.1	86.2

Income tax expense	32.3	30.3

Effective tax rate excluding effect of foreign exchange on asbestos provision	34.3%	35.2%

EBITDA — is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.
Supplemental Financial Information
James Hardie’s management measures its operating performance and analyses year-over-year changes in operating results with and without the effect of the asbestos provision initially recorded in the fourth quarter of fiscal year 2006 and believes that shareholders will do the same.
As set forth in Note 7 of the 30 June 2006 Financial Report, the asbestos provision, while recurring, is based on periodic actuarial determinations, claims experience and currency fluctuations. It has no relation to the results of the company’s operations. Accordingly, management believes that the following information is useful to it and investors in evaluating ongoing operating financial performance.
The following tables are considered non-GAAP and are not intended to be used or viewed in any respect as substitutes for the company’s GAAP consolidated financial statements. These non-GAAP measures should only be viewed as a supplement to reported GAAP financials statements, and, in all cases, the corresponding GAAP amounts are shown on the same line as the non-GAAP measure, to avoid any possible confusion.
The following tables should be read in conjunction with JHI NV’s financial statements and related notes contained in the 30 June 2006 Financial Report.

Management’s Analysis of Results: James Hardie — 1st Quarter FY07

James Hardie Industries N.V.
Consolidated Balance Sheet
30 June 2006
(Unaudited)

	Pro Forma
	Total Fibre
	Cement	Asbestos
US$ Million	Operations	Provision	As Reported

ASSETS
Current assets:
Cash and cash equivalents	$175.4	$—	$175.4
Accounts and notes receivable, net of allowance for doubtful accounts of $1.4 million	158.0	—	158.0
Inventories	136.9	—	136.9
Prepaid expenses and other current assets	38.6	—	38.6
Deferred income taxes	28.2	—	28.2

Total current assets	537.1	—	537.1
Property, plant and equipment, net	801.8	—	801.8
Deferred income taxes	5.4	—	5.4
Other assets	7.9	—	7.9

Total assets	$1,352.2	$—	$1,352.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:

Accounts payable and accrued liabilities	$114.5	$—	$114.5
Short-term debt	137.0	—	137.0
Dividends payable	18.7	—	18.7
Accrued payroll and employee benefits	37.2	—	37.2
Accrued product warranties	7.6	—	7.6
Income taxes payable	33.1	—	33.1
Other liabilities	3.2	—	3.2

Total current liabilities	351.3	—	351.3
Deferred income taxes	86.8	—	86.8
Accrued product warranties	7.5	—	7.5
Asbestos provision	—	742.8	742.8
Other liabilities	51.0	—	51.0

Total liabilities	496.6	742.8	1,239.4

Commitments and contingencies

Shareholders’ equity
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 463,326,011 shares issued and outstanding	253.2	—	253.2
Additional paid-in capital	159.2	—	159.2
Retained earnings (deficit)	471.3	(742.8)	(271.5)
Employee loans	(0.4)	—	(0.4)
Accumulated other comprehensive loss	(27.7)	—	(27.7)

Total shareholders’ equity	855.6	(742.8)	112.8

Total liabilities and shareholders’ equity	$1,352.2	$—	$1,352.2

Management’s Analysis of Results: James Hardie — 1st Quarter FY07

James Hardie Industries N.V.
Consolidated Statement of Operations
For the three months ended 30 June 2006
(Unaudited)

	Pro Forma
	Total Fibre
	Cement		Asbestos
US$ Million	Operations		Provision	As Reported

Net Sales
USA Fibre Cement		$348.9	$—		$348.9
Asia Pacific Fibre Cement		59.2	—		59.2
Other		7.4	—		7.4

Total Net Sales		415.5	—		415.5
Cost of goods sold		(257.8)	—		(257.8)

Gross profit		157.7	—		157.7
Selling, general and administrative expenses		(51.7)	—		(51.7)
Research and development expenses		(7.5)	—		(7.5)
SCI and other related expenses		(2.4)	—		(2.4)
Effect of foreign exchange on asbestos provision		—	(27.2)		(27.2)

EBIT		96.1	(27.2)		68.9
Net interest expense		(2.0)	—		(2.0)

Operating profit before income taxes		94.1	(27.2)		66.9
Income tax expense		(32.3)	—		(32.3)

Operating Profit Before Cumulative Effect of Change in Accounting Principle		61.8	(27.2)		34.6
Cumulative effect of change in accounting principle for stock-based compensation (net of US$0.4 million tax)		0.9	—		0.9

Operating Profit		$62.7	$(27.2)		$35.5

Effective Tax Rate		34.3%	—		48.3%

Volume (mmsf)
USA Fibre Cement		605.7	—		605.7
Asia Pacific Fibre Cement		91.8	—		91.8

Average net sales price per unit (per msf)			—
USA Fibre Cement	US$	576	—	US$	576
Asia Pacific Fibre Cement	A$	862	—	A$	862

Management’s Analysis of Results: James Hardie — 1st Quarter FY07

James Hardie Industries N.V
Consolidated Statement of Cash Flows
For the three months ended 30 June 2006
(Unaudited)

	Pro Forma
	Total Fibre
	Cement	Asbestos
US $ Million	Operations	Provision	As Reported

Cash Flows From Operating Activities
Net income (loss)	$62.7	$(27.2)	$35.5
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortisation	11.0	—	11.0
Deferred income taxes	9.0	—	9.0
Prepaid pension cost	0.7	—	0.7
Stock compensation	0.2	—	0.2
Effect of foreign exchange on asbestos provision	—	27.2	27.2
Cumulative effect of change in accounting principle	(0.9)	—	(0.9)
Changes in operating assets and liabilities:
Accounts and notes receivable	(3.9)	—	(3.9)
Inventories	(12.2)	—	(12.2)
Prepaid expenses and other current assets	(5.5)	—	(5.5)
Accounts payable and accrued liabilities	(3.9)	—	(3.9)
Other accrued liabilities and other liabilities	3.5	—	3.5

Net cash provided by operating activities	60.7	—	60.7

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(35.5)	—	(35.5)

Net cash used in investing activities	(35.5)	—	(35.5)

Cash Flows From Financing Activities
Repayments of long and short-term debt	(165.7)	—	(165.7)
Issuance of shares	0.2	—	0.2

Net cash used in financing activities	(165.5)	—	(165.5)

Effects of exchange rate changes on cash	0.6	—	0.6
Net decrease in cash and cash equivalents	(139.7)	—	(139.7)
Cash and cash equivalents at beginning of period	315.1	—	315.1

Cash and cash equivalents at end of period	$175.4	$—	$175.4

Components of Cash and Cash Equivalents
Cash at bank and on hand	$23.6	$—	$23.6
Short-term deposits	151.8	—	151.8

Cash and cash equivalents at end of period	$175.4	$—	$175.4

Management’s Analysis of Results: James Hardie — 1st Quarter FY07

Disclaimer
This Management’s Analysis of Results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
•	expectations that the conditions precedent to the Final Funding Agreement will be satisfied;

•	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

•	expectations concerning the company’s Australian Tax Office amended assessment;

•	expectations that the company’s credit facilities will be extended or renewed;

•	projections of operating results or financial condition;

•	statements regarding plans, objectives or goals, including those relating to competition, acquisitions, dispositions and products;

•	statements about future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. The company cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the risk factors discussed under “Risk Factors” beginning on page 6 of the Form 20-F filed on 7 July 2005, and: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems and the successful implementation of the internal control over financial reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as codified by Item 308 of Regulation S-K . The company cautions that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Management’s Analysis of Results: James Hardie — 1st Quarter FY07

James Hardie Industries N.V.
And Subsidiaries
Condensed Consolidated Financial Statements
For the Three Months Ended 30 June 2006

James Hardie Industries N.V. and Subsidiaries
Index

Item 1. Financial Statements
James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Balance Sheets
(Unaudited)

	Millions of		Millions of
	US Dollars		Australian Dollars
	30 June	31 March	30 June		31 March
	2006	2006	2006		2006

Assets
Current assets:
Cash and cash equivalents	$175.4	$315.1	A$	236.1	A$	440.4
Accounts and notes receivable, net of allowance for doubtful accounts of $1.4 million (A$1.9 million) and $1.3 million (A$1.8 million) as of 30 June 2006 and 31 March 2006, respectively	158.0	153.2		212.7		214.1
Inventories	136.9	124.0		184.3		173.3
Prepaid expenses and other current assets	38.6	33.8		52.0		47.2
Deferred income taxes	28.2	30.7		38.0		42.9

Total current assets	537.1	656.8		723.1		917.9
Property, plant and equipment, net	801.8	775.6		1,079.5		1,083.9
Deferred income taxes	5.4	4.8		7.3		6.7
Other assets	7.9	8.2		10.6		11.5

Total assets	$1,352.2	$1,445.4	A$	1,820.5	A$	2,020.0

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$114.5	$117.8	A$	154.2	A$	164.6
Current portion of long-term debt	—	121.7		—		170.1
Short-term debt	137.0	181.0		184.4		252.9
Dividends payable	18.7	—		25.2		—
Accrued payroll and employee benefits	37.2	46.3		50.1		64.7
Accrued product warranties	7.6	11.4		10.2		15.9
Income taxes payable	33.1	24.5		44.6		34.2
Other liabilities	3.2	3.3		4.3		4.6

Total current liabilities	351.3	506.0		473.0		707.0
Deferred income taxes	86.8	79.8		116.9		111.5
Accrued product warranties	7.5	4.1		10.1		5.7
Asbestos provision	742.8	715.6		1,000.0		1,000.0
Other liabilities	51.0	45.0		68.7		62.9

Total liabilities	1,239.4	1,350.5	A$	1,668.7	A$	1,887.1

Commitments and contingencies (Note 7)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 463,326,011 shares issued and outstanding at 30 June 2006 and 463,306,511 shares issued and outstanding at 31 March 2006	$253.2	$253.2
Additional paid-in capital	159.2	158.8
Accumulated deficit	(271.5)	(288.3)
Employee loans	(0.4)	(0.4)
Accumulated other comprehensive loss	(27.7)	(28.4)

Total shareholders’ equity	112.8	94.9

Total liabilities and shareholders’ equity	$1,352.2	$1,445.4

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months
	Ended 30 June
(Millions of US dollars, except per share data)	2006	2005

Net sales	$415.5	$359.4
Cost of goods sold	(257.8)	(214.1)

Gross profit	157.7	145.3

Selling, general and administrative expenses	(51.7)	(45.5)
Research and development expenses	(7.5)	(6.3)
SCI and other related expenses	(2.4)	(5.2)
Impairment loss on business held for sale	—	(1.4)
Effect of foreign exchange on asbestos provision	(27.2)	—

Operating income	68.9	86.9
Interest expense	(5.6)	(1.7)
Interest income	3.6	1.0

Income before income taxes	66.9	86.2
Income tax expense	(32.3)	(30.3)

Income before cumulative effect of change in accounting principle	34.6	55.9
Cumulative effect of change in accounting principle for stock-based compensation (net of US$0.4 million of tax)	0.9	—

Net income	$35.5	$55.9

Net income per share — basic	$0.08	$0.12
Net income per share — diluted	$0.08	$0.12

Weighted average common shares outstanding (Millions):
Basic	463.3	460.6
Diluted	466.9	462.7
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months
	Ended 30 June
(Millions of Australian dollars, except per share data)	2006		2005

Net sales	A$	556.1	A$	467.6
Cost of goods sold		(345.0)		(278.5)

Gross profit		211.1		189.1

Selling, general and administrative expenses		(69.2)		(59.2)
Research and development expenses		(10.0)		(8.2)
SCI and other related expenses		(3.2)		(6.8)
Impairment loss on business held for sale		—		(1.8)
Effect of foreign exchange on asbestos provision		(36.4)		—

Operating income		92.3		113.1
Interest expense		(7.5)		(2.2)
Interest income		4.8		1.3

Income before income taxes		89.6		112.2
Income tax expense		(43.3)		(39.4)

Income before cumulative effect of change in accounting principle		46.3		72.8
Cumulative effect of change in accounting principle for stock-based compensation (net of A$0.5 million of tax)		1.2		—

Net income	A$	47.5	A$	72.8

Net income per share — basic	A$	0.10	A$	0.16
Net income per share — diluted	A$	0.10	A$	0.16

Weighted average common shares outstanding (Millions):
Basic		463.3		460.6
Diluted		466.9		462.7
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three Months
	Ended 30 June
(Millions of US dollars)	2006	2005

Cash Flows From Operating Activities
Net income	$35.5	$55.9
Adjustments to reconcile net income to net cash provided by operating activities:
Impairment loss on business held for sale	—	1.4
Depreciation and amortisation	11.0	9.4
Deferred income taxes	9.0	7.3
Prepaid pension cost	0.7	0.8
Stock compensation	0.2	1.0
Effect of foreign exchange on asbestos provision	27.2	—
Cumulative effect of change in accounting principle	(0.9)	—
Other	—	0.3
Changes in operating assets and liabilities:
Accounts and notes receivable	(3.9)	(16.2)
Inventories	(12.2)	(6.4)
Prepaid expenses and other current assets	(5.5)	(7.4)
Accounts payable and accrued liabilities	(3.9)	12.4
Other accrued liabilities and other liabilities	3.5	18.1

Net cash provided by operating activities	60.7	76.6

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(35.5)	(34.0)

Net cash used in investing activities	(35.5)	(34.0)

Cash Flows From Financing Activities
Net proceeds from line of credit	—	0.6
Repayments of long-term debt	(121.7)	—
Repayments of short-term debt	(44.0)	—
Issuance of shares	0.2	4.6
Tax benefit from stock options exercised	—	0.6
Collections on loans receivable	—	0.1

Net cash (used in) provided by financing activities	(165.5)	5.9

Effects of exchange rate changes on cash	0.6	(0.4)
Net (decrease) increase in cash and cash equivalents	(139.7)	48.1
Cash and cash equivalents at beginning of period	315.1	113.5

Cash and cash equivalents at end of period	$175.4	$161.6

Components of Cash and Cash Equivalents
Cash at bank and on hand	$23.6	$53.5
Short-term deposits	151.8	108.1

Cash and cash equivalents at end of period	$175.4	$161.6

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three Months
	Ended 30 June
(Millions of Australian dollars)	2006		2005

Cash Flows From Operating Activities
Net income	A$	47.5	A$	72.8
Adjustments to reconcile net income to net cash provided by operating activities:
Impairment loss on business held for sale		—		1.8
Depreciation and amortisation		14.7		12.2
Deferred income taxes		12.0		9.5
Prepaid pension cost		0.9		1.0
Stock compensation		0.3		1.3
Effect of foreign exchange on asbestos provision		36.5		—
Cumulative effect of change in accounting principle		(1.3)		—
Other		—		0.4
Changes in operating assets and liabilities:
Accounts and notes receivable		(5.2)		(21.1)
Inventories		(16.3)		(8.3)
Prepaid expenses and other current assets		(7.4)		(9.6)
Accounts payable and accrued liabilities		(5.2)		16.1
Other accrued liabilities and other liabilities		4.7		23.5

Net cash provided by operating activities		81.2		99.6

Cash Flows From Investing Activities
Purchases of property, plant and equipment		(47.6)		(44.2)

Net cash used in investing activities		(47.6)		(44.2)

Cash Flows From Financing Activities
Net proceeds from line of credit		—		0.8
Repayments of long-term debt		(162.9)		—
Repayments of short-term debt		(58.9)		—
Issuance of shares		0.3		6.0
Tax benefit from stock options exercised		—		0.8
Collections on loans receivable		—		0.1

Net cash (used in) provided by financing activities		(221.5)		7.7

Effects of exchange rate changes on cash		(16.4)		1.6
Net (decrease) increase in cash and cash equivalents		(204.3)		64.7
Cash and cash equivalents at beginning of period		440.4		146.9

Cash and cash equivalents at end of period	A$	236.1	A$	211.6

Components of Cash and Cash Equivalents
Cash at bank and on hand	A$	31.8	A$	70.0
Short-term deposits		204.4		141.6

Cash and cash equivalents at end of period	A$	236.1	A$	211.6

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Unaudited)

					Accumulated
		Additional			Other
	Common	Paid-in	Accumulated	Employee	Comprehensive
(Millions of US dollars)	Stock	Capital	Deficit	Loans	(Loss) Income	Total
Balances as of 31 March 2006	$253.2	$158.8	$(288.3)	$(0.4)	$(28.4)	$94.9
Comprehensive Income:
Net income	—	—	35.5	—	—	35.5
Other comprehensive income:
Foreign currency translation	—	—	—	—	0.7	0.7

Total comprehensive income						36.2

Dividends declared	—	—	(18.7)	—	—	(18.7)
Stock compensation	—	0.2	—	—	—	0.2
Stock options exercised	—	0.2	—	—	—	0.2

Balances as of 30 June 2006	$253.2	$159.2	$(271.5)	(0.4)	$(27.7)	$112.8

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
1.	Basis of Presentation

Nature of Operations

The Company manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, Philippines and Europe.

Basis of Presentation

The consolidated financial statements represent the financial position, results of operations and cash flows of James Hardie Industries N.V. (“JHI NV”) and its current wholly owned subsidiaries, collectively referred to as either the “Company” or “James Hardie” and JHI NV together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” unless the context indicates otherwise.

The assets, liabilities, statement of operations and statements of cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations as the majority of the Company’s shareholder base is Australian. These A$ convenience translations are not prepared in accordance with accounting principles generally accepted in the United States of America. The exchange rates used to calculate the convenience translations are as follows:

	31 March	30 June
(US$1 = A$)	2006	2006	2005

Assets and liabilities	1.3975	1.3463	1.3092
Income statement	n/a	1.3383	1.3010
Cash flows — beginning cash	n/a	1.3975	1.2946
Cash flows — ending cash	n/a	1.3463	1.3092
Cash flows — current period movements	n/a	1.3383	1.3010
The asbestos provision on the A$ unaudited consolidated statements of operations and A$ unaudited consolidated statements of cash flows is the difference in the balance sheet rate at 30 June and 31 March 2006 respectively, translated using the assets and liabilities rate at 31 March 2006.

2.	Summary of Significant Accounting Policies

Earnings Per Share

The Company is required to disclose basic and diluted earnings per share (“EPS”). Basic EPS is calculated using income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if dilutive potential common shares, such as options, had been exercised. Accordingly, basic and dilutive common shares outstanding used in determining net income per share are as follows:

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)

	Three Months
	Ended 30 June
(Millions of shares)	2006	2005

Basic common shares outstanding	463.3	460.6
Dilutive effect of stock options	3.6	2.1

Diluted common shares outstanding	466.9	462.7

US dollars	2006	2005

Net income per share — basic	$0.08	$0.12
Net income per share — diluted	$0.08	$0.12
Potential common shares of 6.5 million and 4.5 million for the three months ended 30 June 2006 and 2005, respectively, have been excluded from the calculations of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

Advertising

The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was US$4.3 million and US$4.4 million for the three months ended 30 June 2006 and 2005, respectively.

Stock-Based Compensation

The Company implemented the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, using the Retroactive Restatement method provided by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment SFAS No. 123. When SFAS No. 123 was adopted the Retroactive Restatement method required the restatement of prior periods’ reported net income to give effect to the fair value based method of accounting for awards granted, modified, or settled in fiscal years beginning after 15 December 1994. Therefore, no transition adjustments are required upon the Company adopting SFAS No. 123R. In adoption this standard the Company has employed the modified prospective transition method.

SFAS No. 123R requires that a Company estimate forfeitures of stock options at the date of grant rather than allowing the Company to account for forfeitures as they occur. At the time the Company adopted SFAS No. 123, it decided to account for forfeitures as they occur primary due to the limited historical data to accurately estimate a forfeiture rate at the date of grant. Paragraph 80 of SFAS No. 123 states, “As of the required effective date, an entity that had a policy or recognising the effect of forfeitures only as they occurred shall estimate the number of outstanding instrument for which the requisite service is not expected to be rendered. Balance sheet amounts related to any compensation cost (excluding non-refundable divided payments), net of related tax effects, for those instrument previously recognised in income because of that policy for periods before the effective date of SFAS No. 123R shall be eliminated and recognised in income as the cumulative effect of a change in accounting principle as of the required effective date.”

The Company recognised stock-based compensation expense (included in Selling, general and administrative expense) of US$1.5 million and US$1.0 million for the three months ended 30 June 2006 and 2005, respectively. This excludes the forfeiture adjustment of US$1.3 million (US$0.9 million net of tax) which is separately disclosed as “Cumulative effect of change in accounting principle for stock-based compensation”. The related tax benefit of stock-based compensation was US$0.4 million and US$0.3 million for the three months ended 30 June 2006 and 2005, respectively.

The Company has analysed forfeiture rates on all of our 2001 Stock Option Plan grants for which vesting is complete (options granted on 17 December 2001 and on 3 December 2002). The forfeiture

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
rate for each individual grant is 34.7% and 28.1%, respectively, and the weighted average forfeiture rate is 30.7%. Based on these calculated rates a cumulative adjustment to stock compensation expense of US$1.3 million is necessary in the three months ended 30 June 2006 upon adoption of SFAS No. 123R. The adjustment is presented on the Statement of Operations as a cumulative effect of change in accounting principle (net of income tax).

The portion of the forfeiture cumulative adjustment that relates to USA based employees will cause a reduction in the deferred tax asset previously recorded. The amount of the cumulative adjustment related to USA based employees is approximately US$1.0 million. Therefore, the related USA income tax adjustment would be approximately US$0.4 which is recorded to income tax expense net of the cumulated stock compensation adjustment.

Recent Accounting Pronouncements

Uncertain Tax Positions

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standard No. 109 (SFAS 109). FIN 48 clarifies the accounting for uncertainty in income taxes recognised in an enterprise’s financial statements in accordance with SFAS No.109. Unlike SFAS No.109, FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We will adopt the provisions of FIN 48 effective 1 April 2007. We have not yet determined the effect of the adoption of FIN 48 on our financial position or results of operations.

3.	Inventories

Inventories consist of the following components:

	30 June	31 March
(Millions of US dollars)	2006	2006

Finished goods	$89.0	$84.1
Work-in-process	13.1	9.2
Raw materials and supplies	37.5	33.0
Provision for obsolete finished goods and raw materials	(2.7)	(2.3)

Total inventories	$136.9	$124.0

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
4.	Disposal of Chile Business

In June 2005, the Company approved a plan to dispose of its Chile Fibre Cement business to Compania Industrial El Volcan S.A. (Volcan). The sale closed on 8 July 2005. The Company received net proceeds of US$3.9 million and recorded a loss on disposal of US$0.8 million.

As part of the terms of the sale of the Chile Fibre Cement business to Volcan, the Company entered into a two-year take or pay purchase contract for fibre cement product manufactured by Volcan. The first year of the contract amounts to a purchase commitment of approximately US$2.8 million and the second year amounts to a purchase commitment of approximately US$2.1 million. As this contract qualifies as continuing involvement per SFAS No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets,” the operating results and loss on disposal of the Chile Fibre Cement business are included in the Company’s income from operations and are comprised of the following components:

Three Months
Ended 30 June
(Millions of US dollars)	2005

Chile Fibre Cement
Net sales	$4.6
Cost of goods sold	(3.1)

Gross profit	1.5
Selling, general and administrative expenses	(1.0)
Loss on disposal of business	(1.4)

Operating loss	(0.9)
Interest expense	(0.2)

Net loss	$(1.1)

5.	Operating Segment Information and Concentrations of Risk

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Board of Directors. USA Fibre Cement manufactures and sells fibre cement interior linings, exterior siding and related accessories products in the United States. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand and Asia. Research and Development represents the cost incurred by the research and development centres. Other includes the manufacture and sale of fibre cement products in Chile (through June 2005), the manufacture and sale of fibre cement reinforced pipes in the United States, fibre cement operations in Europe and roofing operations in the United States. The Company sold its Chile business in July 2005. In April 2006, the roofing plant was closed and the business ceased operations. The Company’s operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.

The asbestos provision and adjustments thereto are treated as a separate segment.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
Operating Segments

The following are the Company’s operating segments and geographical information:

	Net Sales to Customers
	Three Months
	Ended 30 June
(Millions of US dollars)	2006	2005

USA Fibre Cement	$348.9	$287.5
Asia Pacific Fibre Cement	59.2	61.7
Other	7.4	10.2

Worldwide total	$415.5	$359.4

	Income
	Before Income Taxes
	Three Months
	Ended 30 June
(Millions of US dollars)	2006	2005

USA Fibre Cement	$103.3	$94.1
Asia Pacific Fibre Cement	10.3	12.4
Research and Development	(4.6)	(3.2)
Other	(2.7)	(3.5)

Segments total	106.3	99.8
General Corporate	(10.2)	(12.9)
Effect of foreign exchange on asbestos provision	(27.2)	—

Total operating income	68.9	86.9
Net interest expense	(2.0)	(0.7)

Worldwide total	$66.9	$86.2

	Total Identifiable Assets
	30 June	31 March
(Millions of US dollars)	2006	2006

USA Fibre Cement	$868.9	$826.0
Asia Pacific Fibre Cement	173.0	170.4
Other	56.7	54.8

Segments total	1,098.6	1,051.2
General Corporate	253.6	394.2

Worldwide total	$1,352.2	$1,445.4

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
Geographic Areas

	Net Sales to Customers
	Three Months
	Ended 30 June
(Millions of US dollars)	2006	2005

USA	$353.7	$291.2
Australia	41.0	42.5
New Zealand	12.4	13.6
Other Countries	8.4	12.1

Worldwide total	$415.5	$359.4

	Total Identifiable Assets
	30 June	31 March
(Millions of US dollars)	2006	2006

USA	$913.0	$870.3
Australia	113.7	108.5
New Zealand	18.2	18.7
Other Countries	53.7	53.7

Segments total	1,098.6	1,051.2
General Corporate	253.6	394.2

Worldwide total	$1,352.2	$1,445.4

6.	Accumulated Other Comprehensive Loss

The following are the components of total accumulated other comprehensive loss, which is displayed in the consolidated balance sheets:

	30 June	31 March
(Millions of US dollars)	2006	2006

Foreign currency translation adjustments	$(27.7)	$(28.4)

Total accumulated other comprehensive loss	$(27.7)	$(28.4)

7.	Commitments and Contingencies

Commitment to provide funding on a long-term basis in respect of asbestos-related liabilities of former subsidiaries

On 1 December 2005, the Company announced that it, the NSW Government and a wholly owned Australian subsidiary of the Company (James Hardie 117 Pty Ltd (formerly LGTDD Pty Ltd), described below as the “Performing Subsidiary”) had entered into a conditional agreement (the “Final Funding Agreement”) to provide long-term funding to a special purpose fund (“SPF”) that will provide compensation for Australian asbestos-related personal injury claims against certain former James Hardie companies (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Ltd (“ABN 60”)) (the “Former James Hardie Companies”).

Key events occurring since 2001 that led to the signing of the Final Funding Agreement (”FFA”) are summarised in the Company’s Annual Report for the year to 31 March 2006.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
The FFA remains subject to a number of conditions precedent, including the receipt of an independent expert’s report confirming that the funding proposal is in the best interests of the Company and its enterprise as a whole, approval of the Company’s shareholders and lenders, and confirmation satisfactory to the Company’s Board of Directors, acting reasonably, that the contributions to be made by JHI NV and the Performing Subsidiary under the FFA will be tax deductible and the SPF will be exempt from Australian federal income tax on its income.

In summary, the FFA provides for the following key steps to occur if the conditions precedent to that agreement are satisfied or waived in writing by the parties:
–	the establishment of the SPF to provide compensation to Australian asbestos-related personal injury claimants with proven claims against the Former James Hardie Companies;

–	initial funding of approximately A$154 million provided by the Performing Subsidiary to the SPF, calculated on the basis of an actuarial report prepared by KPMG Actuaries Pty Ltd (“KPMG Actuaries”) as of 31 March 2006. That report provided an estimate of the discounted net present value of all present and future Australian asbestos-related personal injury claims against the Former James Hardie Companies of A$1.52 billion (US$1.14 billion). The undiscounted/uninflated value of the estimate of those liabilities was approximately A$1.75 billion (US$1.31 billion);

–	a two-year rolling cash buffer in the SPF and, subject to the cap described below, an annual contribution in advance to top up those funds to equal the actuarially calculated estimate of expected Australian asbestos-related personal injury claims against the Former James Hardie Companies for the following three years, to be revised annually;

–	a cap on the annual payments made by the Performing Subsidiary to the SPF, initially set at 35% of the Company’s free cash flow (defined as cash from operations in accordance with US GAAP in force at the date of the FFA) for the immediately preceding financial year, with provisions for the percentage to decline over time depending upon the Company’s financial performance (and therefore the contributions already made to the SPF) and the claims outlook;

–	an initial term of approximately 40 years, at the end of which the parties may either agree upon a final payment to be made by the Company in satisfaction of any further funding obligations, or have the term automatically extended for further periods of 10 years until such agreement is reached or the relevant asbestos-related liabilities cease to arise;

–	the entry by the parties and/or others into agreements ancillary to or connected with the FFA (the “Related Agreements”);

–	no cap on individual payments to asbestos claimants;

–	the Performing Subsidiary’s payment obligations are guaranteed by James Hardie Industries N.V.;

–	the SPF’s claims to the funding payments required under the FFA will be subordinated to the claims of the Company’s lenders; and

–	the compensation arrangements will extend to members of the Baryulgil community for asbestos-related claims arising from the activities of a former subsidiary of ABN 60 (as described below).
In addition to entering into the FFA, one or more of the Company, the Performing Subsidiary, the SPF and the NSW Government have entered into the FFA, including a trust deed for the establishment of the SPF, a deed of guarantee under which James Hardie Industries N.V. provides the guarantee described above, intercreditor deeds to achieve the subordination arrangements

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
described above and deeds of release in connection with the releases from civil liability described below.

The Company considers that the principal outstanding conditions to be fulfilled before the FFA becomes effective are those relating to the taxation treatment in Australia of payments made by the Performing Subsidiary to the SPF, the tax exempt status of the SPF, and approval of the FFA by the Company’s shareholders.

In relation to the approval of the FFA by the Company’s shareholders, the Company has undertaken significant work towards preparing the necessary documentation to be sent to shareholders, but at present is unable to specify a date for holding the relevant meeting. The Company considers that it can only properly put the proposal to shareholders once the tax issues described above has been resolved, since, as further described below, these issues materially affect the affordability of the proposal which shareholders will be asked to approve.

The Company’s ability to obtain a tax deduction has been confirmed by the Australian Tax Office (“ATO”) in a form binding on the Commissioner for the term of the FFA. However, the private ruling issued by the ATO provides deductibility over a five year period from the date of contribution, wheras the condition precedent in the FFA provides for deductibility of contributions in the year incurred. The ruling in relation to deductibility of contributions does not affect the status of the second tax condition applicable under the FFA (namely that the SPF is tax exempt), which remains unfulfilled. The ATO has in fact issued a notice to the SPF of refusal to endorse the SPF as being tax exempt on the basis that it is a charity. The SPF and the Company have received strong legal advice, including from some of Australia’s leading counsel, that the SPF satisfies the requirements applicable under income tax legislation such that the ATO should endorse the SPF as a charity. At present the SPF and the Company are in further discussions with the ATO seeking to resolve the unsatisfied tax exemption condition precedent.

If the conditions precedent to the FFA, such as the tax exemption of the SPF, are not met, the Company may seek to enter into an alternative arrangement under which it would make payments for the benefit of asbestos claimants. Under alternative arrangements, the estimate may change.

Even if conditions to the Company’s funding obligations under the FFA, including the achievement of tax exempt status of the SPF, are not fulfilled, the Company has determined that it is nevertheless likely that it will make payments in respect of certain claimants who were injured by asbestos products manufactured by certain former Australian subsidiary companies. The Board of James Hardie has made it clear that, in a manner consistent with its obligations to shareholders and other stakeholders in the Company, it intends to proceed with fair and equitable actions to provide funding which can be applied towards compensating the injured parties. Any such alternative settlement may be subject to conditions precedent and would require lender and shareholder approval. However, if James Hardie proceeds with an alternative settlement without the assurance of tax exempt status for the SPF, it is likely, as a function of economic reality, that the Company will have less funds to support payments in respect of asbestos claims. While the Company continues to hope that the conditions precedent to the FFA will be fulfilled, it has determined that its intention to continue to proceed responsibly in either event makes it appropriate for the Company to record the asbestos provision in the amounts set forth in the financial statements.

The recording of the asbestos provision is in accordance with US accounting standards because it is probable that the Company will make payments to fund asbestos-related claims on a long-term basis. The amount of the asbestos provision of US$742.8 million (A$1.0 billion) at 30 June 2006 is the Company’s best estimate of the probable outcome. This estimate is based on the terms of the FFA, which includes an actuarial estimate prepared by KPMG Actuaries Pty Ltd (“KPMG Actuaries”) as of 31 March 2006 of the projected future cash outflows, undiscounted and uninflated, and the anticipated tax deduction arising from Australian legislation which came into force on 6 April 2006.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
Actuarial Study; Claims Estimate

The Company commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2006. Based on the results of these studies, it is estimated that the discounted value of the central estimate for claims against the Former James Hardie companies was approximately A$1.52 billion (US$1.14 billion). The undiscounted value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuaries was approximately A$3.08 billion (US$2.3 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. This central estimate is calculated in accordance with Australian Actuarial Standards, which differ from accounting principles generally accepted in the United States.

In estimating the potential financial exposure, the actuaries made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2071, the typical cost of settlement (which is sensitive to, among other factors, the industry in which the plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is being brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.

Further, the actuaries have relied on the data and information provided by the Foundation and Amaca Claim Services, Amaca Pty Ltd (Under NSW External Administration) (“ACS”) and assumed that it is accurate and complete in all material respects. The actuaries have not verified the information independently nor established the accuracy or completeness of the data and information provided or used for the preparation of the report.

Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above-named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected.

A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted central estimates could be in a range of A$1.0 billion (US$0.7 billion) to A$2.5 billion (US$1.8 billion) (undiscounted estimates of A$1.8 billion (US$1.4 billion) to A$5.3 billion (US$3.9 billion) as of 31 March 2006. It should be noted that the actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.

The potential range of costs as estimated by KPMG Actuaries is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the Former James Hardie subsidiaries) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, if the FFA is approved by all of the necessary parties, including the Company’s Board of Directors, shareholders and lenders, the Company expects to be able to partially recover losses from various insurance carriers. As of 31 March 2006, KPMG Actuaries’ undiscounted central estimate of asbestos-related liabilities was A$3.1 billion (US$2.2 billion). This undiscounted central estimate is net of expected insurance recoveries of A$504.8 million (US$379.9 million) after making a general credit risk allowance for bad debt insurance carriers and an allowance for A$65.5 million (US$49.3 million) of “by claim” or subrogation recoveries from other third parties.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
Currently, the timing of any potential payments is uncertain because the conditions precedent to the FFA have not been satisfied. In addition, the Company has not yet incurred any settlement costs pursuant to its offer to provide the Foundation with interim funding, which is described above under the heading “Interim Funding and ABN 60 Indemnity” because the Foundation continues to meet all claims of Amaca and Amaba.

Claims Data

The following table, provided by KPMG Actuaries, shows the number of claims pending as of 30 June 2006 and 31 March 2006:

	30 June	31 March
	2006	2006

Australia	550	556
New Zealand	—	—
Unknown — Court Not Identified(1)	19	20
USA	—	1

(1)	The “Unknown – Court Not Identified” designation reflects that the information for such claims had not been, as of the date of publication, entered into the database which the Foundation maintains. Over time, as the details of “unknown” claims are provided to the Foundation, the Company believes the database is updated to reflect where such claims originate. Accordingly, the Company understands the number of unknown claims pending fluctuates due to the resolution of claims as well as the reclassification of such claims.
For the three months ended 30 June 2006 and twelve months ended 31 March 2006 the following tables, provided by KPMG Actuaries, show the claims filed, the number of claims dismissed, settled or otherwise resolved for each period, and the average settlement amount per claim.

	Three Months		Twelve Months
	Ended		Ended
	30 June		31 March
Australia	2006		2006

Number of claims filed		106		346
Number of claims dismissed		27		97
Number of claims settled or otherwise resolved		93		405
Average settlement amount per settled claim	A$	145,757	A$	151,883
Average settlement amount per settled claim	US$	109,715	US$	114,322

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)

	Three Months		Twelve Months
	Ended		Ended
	30 June		31 March
Unknown — Court Not Identified	2006		2006

Number of claims filed		—		6
Number of claims dismissed		1		10
Number of claims settled or otherwise resolved		1		12
Average settlement amount per settled claim	A$	4,000	A$	198,892
Average settlement amount per settled claim	US$	3,011	US$	149,706

	Three Months		Twelve Months
	Ended		Ended
	30 June		31 March
USA	2006		2006

Number of claims filed		—		—
Number of claims dismissed		1		—
Number of claims settled or otherwise resolved		—		—
Average settlement amount per settled claim	A$	—		$—
Average settlement amount per settled claim	US$	—	US$	—
The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims, and closed claims during each of the past five years and the average settlement per settled claim and case closed.

	As of 30 June				As of 31 March
	2006		2006		2005		2004		2003

Number of open claims at beginning of period		586		749		743		814		671
Number of new claims		106		389		496		380		409
Number of closed claims		123		552		490		451		266
Number of open claims at period-end		569		586		749		743		814
Average settlement amount per settled claim	A$	144,249	A$	153,236	A$	157,223	A$	167,450	A$	201,200
Average settlement amount per case closed	A$	110,239	A$	121,945	A$	129,949	A$	117,327	A$	177,752

Average settlement amount per settled claim	US$	108,580	US$	115,341	US$	116,298	US$	116,127	US$	112,974
Average settlement amount per case closed	US$	82,980	US$	91,788	US$	96,123	US$	81,366	US$	99,808
The Company has not had any responsibility or involvement in the management of claims against ABN 60 since the time ABN 60 left the James Hardie Group in 2003. Since February 2001, when Amaca and Amaba were separated from the James Hardie Group, neither the Company nor any current subsidiary of the Company has had any responsibility or involvement in the management of claims against those entities. Prior to that date, the principal entity potentially involved in relation to such claims was ABN 60, which has not been a member of the James Hardie Group since March 2003. However, the FFA and associated New South Wales legislation contemplates that the SPF will have both the responsibility for and arrangement of claims against the Former James Hardie Companies, and that the Company will have the right to appoint a majority of the directors of the SPF unless a special default or insolvency event arises, as explained further above.

On 26 October 2004, the Company, the Foundation and KPMG Actuaries entered into an agreement under which the Company would be entitled to obtain a copy of the actuarial report prepared by

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
KPMG Actuaries in relation to the claims liabilities of the Foundation and Amaba and Amaca, and would be entitled to publicly release the final version of such reports. Under the terms of the FFA, but subject to it being implemented, the Company has obtained similar rights of access to actuarial information produced for the SPF by the actuary to be appointed by the SPF (the “Approved Actuary”). The Company’s future disclosures with respect to claims statistics is subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and has not obtained any right under the FFA) to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As a result, the Company cannot make any representations or warranties as to the accuracy or completeness of the actuarial information disclosed herein or that may be disclosed in the future.

SCI and Other Related Expenses

The Company has incurred substantial costs associated with the SCI and may incur material costs in the future related to the SCI or subsequent legal proceedings. The following are the components of SCI and other related expenses:

	Three Months
	Ended 30 June
(Millions of US dollars)	2006	2005

ASIC investigation	$0.1	$0.9
Resolution advisory fees	1.4	1.7
Funding advice	0.2	—
Other	0.7	2.6

Total SCI and other related expenses	$2.4	$5.2

ASIC

ASIC has announced that it is conducting an investigation into the events examined by the SCI, without limiting itself to the evidence compiled by the SCI. ASIC has served notices to produce relevant documents upon the Company and various directors and officers of the Company and upon certain of the Company’s advisers and auditors at the time of the separation and restructure transactions described above. ASIC has also served notices requiring the Company and ABN 60 to produce certain computerised information and requiring certain current and former directors and officers of ABN 60 or the Company to present themselves for examination by ASIC delegates. So far, as the Company is aware, the individuals who have been required to attend such examinations have done so. To date, ASIC has announced that it is investigating various matters, but it has not specified the particulars of alleged contraventions under investigation, nor has it announced that it has reached any conclusion that any person or entity has contravened any relevant law.

To assist ASIC’s investigation, the Australian Federal Government enacted legislation to abrogate the legal professional privilege which would otherwise have attached to certain documents relevant to matters under investigation or to any future civil proceedings to be taken. The legislation is set out in the James Hardie (Investigations and Proceedings) Act 2004.

The Company may incur liability to meet the costs of current or former directors, officers or employees of the James Hardie Group to the extent that those costs are covered by indemnity arrangements granted by the Company to those persons. To date, no claims have been received from any current or former officers in relation to the ASIC investigation, except in relation to the examination of a former director of ABN 60 by ASIC delegates, the amount of which cannot be assessed at present. In relation to this claim and any others that may arise, the Company may be reimbursed in whole or in part under directors’ and officers’ insurance policies maintained by the Company.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
Financial Position of the Foundation

On the basis of the current cash and financial position of the Foundation’s subsidiaries (Amaca and Amaba) and following the Company’s entry into the Heads of Agreement, the applications previously made to the Supreme Court of NSW by the Foundation for the appointment of a provisional liquidator to the Foundation’s subsidiaries were dismissed with the Foundations consent. Such applications have now been rendered unnecessary by the passage of the civil liability release legislation described above.

The potential for Amaba, Amaca or ABN 60 to be placed into insolvency has been further reduced by legislation passed in NSW (the James Hardie Former Subsidiaries (Winding Up and Administration) Act 2005), parts of which came into force on 2 December 2005 and which will, when fully effective, replace the James Hardie Former Subsidiaries (Special Provisions) Act 2005. That legislation maintains the status quo of Amaca, Amaba and ABN 60, including by providing for a statutory form of administration for those entities so as to prevent them being placed into administration or liquidation under the provisions of the Australian Corporations Act which would usually apply to an insolvent Australian Company. The legislation also sought to ensure that the directors of those entities would not seek to remove the assets or the register of shares in those entities outside New South Wales.

The Company believes it is possible that future costs related to the Company’s implementation of the FFA may be material. The Company does not expect any material additional costs to be incurred in connection with the SCI.

Environmental and Legal

The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known except as set forth above, the ultimate liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.

The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, except as it relates to asbestos as described above, individually or in the aggregate, have a material adverse effect on either its consolidated financial position, results of operations or cash flows.

8.	Short and Long-Term Debt

Long-term debt comprised US$ non-collateralised notes which formed part of a seven tranche private placement facility which provided for maximum borrowings of US$165.0 million. Principal repayments were due in seven installments that commenced on 5 November 2004 and was to end on 5 November 2013. The tranches had fixed interest rates of 6.86%, 6.92%, 6.99%, 7.05%, 7.12%, 7.24% and 7.42%. Interest was payable 5 May and 5 November each year.

As a result of the recording of the asbestos provision at 31 March 2006, and the Supervisory Board’s approval thereof on 12 May 2006, the Company would not have been in compliance with certain of the restrictive covenants in respect of the US$ non-collateralised notes. However, under the terms of the non-collateralised notes agreement, prepayment of these notes was permitted and on 28 April 2006, the Company issued a notice to all note holders to prepay in full all outstanding notes on 8 May 2006. On that date the US$ non-collateralised notes were prepaid in full, incurring a make-

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
whole payment of US$6.0 million. This make-whole payment is included in interest expense in the consolidated statements of operations.

The Company’s short-term debt currently consists of 364-day term facilities (“Term Facilities”) in the amount of US$110.0 million, which mature in June 2007, and term facilities in the amount of US$245.0 million, which mature in December 2006. For both facilities, interest is calculated at the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders, and is payable at the end of each draw-down period. During the three months ended 30 June 2006, the Company paid US$0.2 million in commitment fees. At 30 June 2006, there was US$137.0 million drawn under the combined facilities and US$218.0 million was available.

The Company anticipates being able to meet its payment obligations from:
–	existing cash and unutilised committed facilities;

–	net operating cash flow during the current year;

–	an extension of the term of existing credit facilities; and

–	the addition of proposed new funding facilities.
Upon satisfaction of the conditions precedent to the full implementation of the FFA, including lender approval, the maturity date of some of the Term Facilities will be automatically extended until June 2010. However, if the conditions precedent to the full implementation of the FFA are not satisfied, the Company may not be able to renew its credit facilities on substantially similar terms, or at all; it may have to pay additional fees and expenses that it might not have to pay under normal circumstances; and it may have to agree to terms that could increase the cost of its debt structure.

Additionally, in order to appeal the amended Australian income tax assessment, the Company was required to post a cash deposit of A$189.0 million (US$140.4 million) along with a guarantee from JHI NV in favour of the Australian Taxation Office (“ATO”) in the amount of the assessment. This cash deposit was paid on 5 July 2006. Even if the Company is ultimately successful in its appeal and the cash deposit is refunded, this procedural requirement to post a cash deposit was material and adversely affected the Company’s financial position and liquidity. See Note 9 below for additional information.

At 30 June 2006, management believes that the Company was in compliance with all restrictive covenants contained in its debt facility agreements. Under the most restrictive of these covenants, the Company is required to maintain certain ratios of debt to equity and net worth and levels of earnings before interest and taxes and has limits on how much it can spend on an annual basis in relation to asbestos payments to either Amaca Pty Ltd (formerly James Hardie & Coy Pty Ltd) (“Amaca”), Amaba Pty Ltd (formerly Jsekarb Pty Ltd) (“Amaba”) or ABN 60 Pty Ltd (“ABN 60”).

9.	Amended ATO Assessment

In March 2006, RCI Pty Ltd (RCI), a wholly owned subsidiary of the Company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999. The amended assessment relates to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and has been issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936. The original amended assessment issued to RCI was for a total of A$412.0 million. However, after a subsequent remission of general interest charges by the ATO, the total is now A$378.0 million, comprised of the following:

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)

(Millions of dollars)	US$	A$

Primary tax after allowable credits	$129.5	A$	172.0
Penalties (1)	32.4		43.0
General interest charges	122.7		163.0

Total amended assessment	$284.6	A$	378.0

(1)	Represents 25% of primary tax
In late 2005 the Tax Laws Amendment (Improvements to Self Assessment Act (No 2)) 2005 of Australia (the ROSA Act) went into effect. Prior to the ROSA Act becoming law, the ATO had the power to amend earlier tax assessments to give effect to a determination under the general anti- avoidance provisions of the tax legislation, Part IVA, within six years after the date on which tax became due and payable under the earlier assessment. The ROSA Act changed this period from six to four years. Unlike the other changes made by the ROSA Act to the ATO’s powers to amend earlier assessments (which apply only to the 2005 and later tax years), the changes to Part IVA operated immediately from royal assent on 15 December 2005. The amended assessment was issued to RCI to give effect to a Part IVA determination after the ROSA Act became law, but was issued after the four year period had expired (although just before the old six year period had expired).

On 23 June 2006, following negotiation with the ATO regarding payment options for the amended assessment, the Company was advised by the ATO that, in accordance with the ATO Receivable policy, it is able to make a payment of 50% of the A$378.0 million, being A$189.0 million, and provide a guarantee from James Hardie Industries NV in favour of the ATO for the remaining 50% unpaid pending outcome of an appeal against amended assessment. Following enactment of Tax Laws Amendment (2006 Measures No.3) 2006 of Australia (TLA No. 3) payment of this 50% became due and was paid on 5 July 2006.

On 30 June 2006 TLA No. 3 was enacted. TLA No.3 retrospectively ensures that the relevant Part IVA changes only take effect from the 2006 and later tax years. The consequence of TLA No.3 is that the amended assessment is not invalid.

The Company believes that RCI’s tax position will ultimately prevail in this matter. Accordingly, it is expected that any amounts paid on 5 July 2006 (or any later time) would be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. It is the Company’s intention to treat this payment as a receivable.

RCI strongly disputes the amended assessment and is pursuing all avenues of objection and appeal to contest the ATO’s position in this matter. The ATO has confirmed that RCI has a reasonably arguable position that the amount of net capital gains arising as a result of the corporate restructure carried out in 1998 has been reported correctly in the fiscal year 1999 tax return and that Part IVA does not apply. As a result, the ATO reduced the amount of penalty from an automatic 50% of primary tax that would otherwise apply in these circumstances, to 25% of primary tax. In Australia, a reasonably arguable position means that the tax position is about as likely to be correct as it is not correct. The Company and RCI received legal and tax advice at the time of the transaction, during the ATO enquiries and following receipt of the amended assessment. The Company believes that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Accordingly, at this time, the Company is unable to determine with any certainty whether any amount will ultimately become payable by RCI or, if any amount is ultimately payable, the amount of any such payment. Therefore, the Company believes that the probable and estimable requirements under SFAS No. 5, “Accounting for Contingencies,” for recording a liability have not been met and

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
therefore has not recorded any liability at 30 June 2006 for the remainder of the amended assessment.

The general interest charges (GIC) of A$163.0 million are an allowable expense for corporate tax in Australia. As such the Company will claim an allowable deduction in the same amount on its income tax return for the year ended 31 March 2006 to be filed with the ATO. However, a deferred tax asset in relation to this amount has not been recognised in the consolidated financial statements at 30 June 2006 because the Company believes the GIC will be reversed once the appeal against the amended assessment has been settled in RCI’s favour.

10.	Stock-Based Compensation

At 30 June 2006, the Company had the following stock-based compensation plans: the Executive Share Purchase Plan; the 2001 Equity Incentive Plan; one Stock Appreciation Rights Plan; the Supervisory Board Share Plan and the Managing Board Transitional Stock Option Plan. As of 30 June 2006, the Company has no units outstanding under the following stock-based compensation plans: Peter Donald Macdonald Share Option Plan; Peter Donald Macdonald Share Option Plan 2001; Peter Donald Macdonald Share Option Plan 2002; and Key Management Shadow Stock Incentive Plan.

The Company accounts for stock options using the fair value provisions of SFAS No. 123R, which requires the Company to value stock options issued based upon an option pricing model and recognise this value as compensation expense over the periods in which the options vest.

The Company estimates the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model. Compensation expense arising from stock option grants as determined using the Black-Scholes model was US$0.2 million and US$0.1 million for the three months ended 30 June 2006 and 2005, respectively. As of 30 June 2006, the unrecorded deferred stock-based compensation balance related to stock options was US$8.0 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 1.4 years.

Executive Share Purchase Plan

Prior to July 1998, JHIL issued stock under an Executive Share Purchase Plan (the “Plan”). Under the terms of the Plan, eligible executives purchased JHIL shares at their market price when issued. Executives funded purchases of JHIL shares with non-recourse, interest-free loans provided by JHIL and collateralised by the shares. In such cases, the amount of indebtedness is reduced by any amounts payable by JHIL in respect of such shares, including dividends and capital returns. These loans are generally payable within two years after termination of an executive’s employment. As part of the 2001 Reorganisation, the identical terms of the agreement have been carried over to JHI NV. Variable plan accounting under the provisions of Accounting Principles Board (“APB”) Opinion No. 25 has been applied to the Executive Share Purchase Plan shares granted prior to 1 April 1995 and fair value accounting, pursuant to the requirements of SFAS No. 123R, has been applied to shares granted after 31 March 1995. Accordingly, the Company recorded variable compensation expense of nil, nil and US$0.1 million for the years ended 30 June 2006, 2005 and 2004, respectively. No shares were issued to executives during fiscal year 2006, 2005 and 2004.

Managing Board Transitional Stock Option Plan

The Managing Board Transitional Stock Option Plan provides an incentive to the members of the Managing Board. The maximum number of ordinary shares that may be issued and outstanding or subject to outstanding options under this plan shall not exceed 1,380,000 shares. At 30 June 2006, there were 1,320,000 options outstanding under this plan.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
The Company granted options to purchase 1,320,000 shares of the Company’s common stock at an exercise price per share equal to A$8.53 under the Managing Board Transitional Stock Option plan on 22 November 2005 to the Managing Directors. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, right issues and capital reconstructions. 50% of these options become exercisable on the first business day on or after 22 November 2008, if the total shareholder returns (“TSR”) (essentially its dividend yield and common stock performance) from 22 November 2005 to that date was at least equal to the median TSR for the companies comprising the Company’s peer group, as set out in the plan. In addition, for each 1% increment that the Company’s TSR is above the median TSR an additional 2% of the options become exercisable. If any options remain unvested on the last business day of each six month period following 22 November 2008 and 22 November 2010, the Company will reapply the vesting criteria to those options on that business day.

2001 Equity Incentive Plan

On 19 October 2001 (the grant date), JHI NV granted a total of 5,468,829 stock options under the JHI NV 2001 Equity Incentive Plan (the “2001 Equity Incentive Plan”) to key US executives in exchange for their previously granted Key Management Equity Incentive Plan (“KMEIP”) shadow shares that were originally granted in November 2000 and 1999 by JHIL. These options may be exercised in five equal tranches (20% each year) starting with the first anniversary of the original shadow share grant.

			October 2001
	Original		Number	Option
Original Shadow	Exercise		of Options	Expiration
Share Grant Date	Price		Granted	Date

November 1999	A$	3.82	1,968,544	November 2009
November 2000	A$	3.78	3,500,285	November 2010
As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
Under the 2001 Equity Incentive Plan, additional grants have been made at fair market value to management and other employees of the Company as follows:

	Original		Number	Option
Share Grant	Exercise		of Options	Expiration
Date	Price		Granted	Date

December 2001	A$	5.65	4,248,417	December 2011
December 2002	A$	6.66	4,037,000	December 2012
December 2003	A$	7.05	6,179,583	December 2013
December 2004	A$	5.99	5,391,100	December 2014
February 2005	A$	6.30	273,000	February 2015
December 2005	A$	8.90	5,224,100	December 2016
March 2006	A$	9.50	40,200	March 2016
Each option confers the right to subscribe for one ordinary share in the capital of JHI NV. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company. Also, as set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions.

Consequently, the exercise price on the December 2002 and December 2001 option grants were reduced by A$0.21 for the November 2003 return of capital and the December 2001 option grant was reduced by A$0.38 for the November 2002 return of capital.

The Company is authorised to issue 45,077,100 shares under the 2001 Equity Incentive Plan. The following table summarises the shares available for grant under this plan:

	30 June	31 March
Shares Available for Grant	2006	2005

Shares available at 1 April	19,776,233	24,340,258
Awards granted	—	(5,264,300)
Options forfeited	93,000	700,275

Shares available	19,869,233	19,776,233

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
The following table shows the movement in all of the Company’s outstanding options:

		30 June			31 March
(In Australian dollars)		2006			2006
		Weighted			Weighted
		Average			Average
	Number	Exercise		Number	Exercise
	of Shares	Price		of Shares	Price

Outstanding at beginning of period	19,513,257	A$	6.99	20,128,610	A$	5.75
Granted	—		—	6,584,300		8.83
Exercised	(19,500)		5.99	(3,925,378)		4.79
Forfeited	(93,000)		7.21	(3,274,275)		5.68

Outstanding at end of period	19,400,757	A$	6.99	19,513,257	A$	6.99

Options exercisable at end of period	7,215,397	A$	5.82	7,234,897	A$	5.82

The total intrinsic value of stock options exercised during the three months ended 30 June 2006 and 2005 was A$0.1 million and A$4.0 million, respectively. Windfall tax benefits realised in the United States from exercised stock options and included in financing activities in the consolidated statements of cashflows was nil and US$0.6 million during the three months ended 30 June 2006 and 2005, respectively.

(In Australian dollars)		Options Outstanding			Options Exercisable
		Weighted
		Average
	Number	Remaining	Weighted		Number	Weighted
	Outstanding	Contractual	Average		Exercisable	Average
Range of	at	Life (in	Exercise		at	Exercise
Exercise Price	30 June 2006	Years)	Price		30 June 2006	Price

A$ 3.09	773,750	4.3	A$	3.09	773,750	A$	3.09
3.13	257,113	3.3		3.13	257,113		3.13
5.06	1,270,724	5.5		5.06	1,270,724		5.06
5.99	4,400,350	8.5		5.99	948,400		5.99
6.30	273,000	8.7		6.30	68,250		6.30
6.45	2,064,800	6.4		6.45	2,064,800		6.45
7.05	3,843,720	7.4		7.05	1,832,360		7.05
8.53	1,320,000	9.4		8.53	—		—
8.90	5,157,100	9.4		8.90	—		—
9.50	40,200	9.7		9.50	—		—

A$3.09 to A$9.50	19,400,757	7.9	A$	6.99	7,215,397	A$	5.82

Supervisory Board Share Plan

At the 2002 Annual General Meeting, the shareholders approved a Supervisory Board Share Plan (“SBSP”), which requires that all non-executive directors on the Joint Board and Supervisory Board receive shares of the Company’s common stock as payment for a portion of their director fees. The SBSP requires that the directors to take at least $10,000 of their fees in shares and allows directors

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
to receive additional shares is lieu of fees in their discretion. Shares issued under the $10,000 compulsory component of the SBSP are subject to a two-year escrow that requires members of the Supervisory Board to retain those shares for at least two years following issue. The issue price for the shares is the market value at the time of issue. No loans will be entered into by the Company relation to the grant of shares pursuant to the SBSP.

Peter Donald Macdonald Share Option Plans

Peter Donald Macdonald Share Option Plan

As a replacement for options previously granted by JHIL on 17 November 1999, Mr Macdonald was granted an option to purchase 1,200,000 shares of the Company’s common stock at an exercise price of A$3.87 per share under the JHI NV Peter Donald Macdonald Share Option Plan. As with the original JHIL option grant, this stock option became fully vested and exercisable on 17 November 2004. The options had an expiration date of 20 April 2005, six months after the date of Mr Macdonald’s resignation. The exercise price and the number of shares available on exercise could be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions, as set out in the plan rules. Consequently, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively. Mr Macdonald exercised all of these options in April 2005.

Peter Donald Macdonald Share Option Plan 2001

As a replacement for options previously granted by JHIL on 12 July 2001, Mr Macdonald was granted an option to purchase 624,000 shares of the Company’s common stock at an exercise price per share equal to A$5.45 under the JHI NV Peter Donald Macdonald Share Option Plan 2001. The replacement options were to become exercisable for 468,000 shares on the first business day on or after 12 July 2004, if JHI NV’s TSR (essentially its dividend yield and common stock performance) from 12 July 2001 to that date was at least equal to the median TSR for the companies comprising JHI NV’s peer group, as set out in the plan. In addition, the replacement options were to become exercisable on that same day for an additional 6,240 shares for each one-percent improvement in JHI NV’s TSR ranking above the median total shareholder returns for its peer group (up to a total of 156,000 additional shares). On the first business day of each month from November 2004 until the options expired on 20 April 2005, six months after the date of Mr Macdonald’s resignation, JHI NV’s total shareholder returns were compared with that of its peer group to determine if any previously unvested options vest according to the applicable test described above. As set out in the plan rules, the exercise price and the number of shares available on exercise could be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively. As the TSR requirement had not been met six months after Mr Macdonald ceased to be employed by JHI NV, all of these options expired in April 2005.

Peter Donald Macdonald Share Option Plan 2002

On 19 July 2002, under the JHI NV Peter Donald Macdonald 2002 Share Option Plan, Mr Macdonald was granted an option to purchase 1,950,000 shares of the Company’s common stock at an exercise price of A$6.30 per share. These options were to become exercisable for 1,462,500 shares of JHI NV’s common stock on the first business day on or after 19 July 2005, if JHI NV’s TSR from 19 July 2002 to that date was at least equal to the median TSR for the companies comprising its peer group, which comprises those companies included in the S&P/ASX 200 index excluding the companies listed in the 200 Financials and 200 Property Trust indices. Additionally, for each one-percent improvement in JHI NV’s TSR ranking above the median TSR for its peer group 19,500 shares were to become exercisable (up to a total of 487,500 additional shares). If any options remained unexercisable on that date because the applicable test for TSR was not satisfied, then on the first business day of each month occurring from that day until 31 October 2005, JHI NV’s TSR would again be compared with that of its peer group to determine if any previously unvested options vested

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
according to the applicable test described above. Any vested options would have remained exercisable until the tenth anniversary of the issue date, 19 July 2012. As set out in the plan rules, the exercise price and the number of shares available on exercise could be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21 and A$0.38 for the November 2003 and November 2002 returns of capital, respectively. All 1,950,000 options expired on 31 October 2005.

Key Management Shadow Stock Incentive Plan

On 5 December 2003, 12,600 shadow stock shares were granted under the terms and conditions of the Key Management Shadow Stock Incentive Plan. At 31 March 2005, 12,600 shadow stock shares were outstanding. All of these shadow stock shares were cancelled in April 2005.

Stock Appreciation Rights Plan

On 14 December 2004, 527,000 stock appreciation rights were granted under the terms and conditions of the JHI NV Stock Appreciation Rights Incentive Plan. This plan provides similar incentives as the 2001 Equity Incentive Plan. 27,000 of these stock appreciation rights were cancelled in April 2005. The remaining 500,000 stock appreciation rights were outstanding at 31 March 2006 and will vest 50% December 2006 and 50% December 2007. These rights have been accounted for as stock appreciation rights under SFAS No. 123R and, accordingly, compensation income of US$0.1 million was recognised in the three months ended 30 June 2006 and compensation expense of US$0.5 million was recognised in the three months ended 30 June 2005.

Item 2. Quantitative and Qualitative Disclosures About Market Risk
James Hardie Industries N.V. and Subsidiaries
In this report, James Hardie Industries N.V. and its subsidiaries are collectively referred to as “we,” “us,” or “our,” and the terms “US$”, “A$”, “NZ$”, “PHP”, refer to United States dollars, Australian dollars, New Zealand dollars and Philippine pesos, respectively.

We have operations in foreign countries and, as a result, are exposed to foreign currency exchange rate risk inherent in purchases, sales, assets and liabilities denominated in currencies other than the U.S. dollar. We also are exposed to interest rate risk associated with our long-term debt and to changes in prices of commodities we use in production.

Our policy is to enter into derivative instruments solely to mitigate risks in our business and not for trading or speculative purposes.

Foreign Currency Exchange Rate Risk

We have significant operations outside of the United States and, as a result, are exposed to changes in exchange rates which affect our financial position, results of operations and cash flows. For the three months ended 30 June 2006, the following currencies comprised the following percentages of our net sales, cost of goods sold, expenses and liabilities:

	US$	A$	NZ$	Other (1)

Net sales	85.1%	9.9%	2.9%	2.1%
Cost of goods sold	85.6%	10.1%	2.4%	1.9%
Expenses	65.6%	27.6%	2.2%	4.6%
Liabilities (excluding borrowings)	32.5%	65.4%	1.3%	0.8%

(1)	Comprises Philippine pesos and Euros
We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, we may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At 30 June 2006, there were no such material contracts outstanding.

Interest Rate Risk

We have market risk from changes in interest rates, primarily related to our borrowings. At 30 June 2006, all of the Company’s borrowings were variable-rate. From time to time, we may enter into interest rate swap contracts in an effort to mitigate interest rate risk. As of 30 June 2006, the Company had no interest swap contracts outstanding.

Commodity Price Risk

The Company is exposed to changes in prices of commodities used in its operations, primarily associated with energy, fuel and raw materials such as pulp and cement. Pulp has historically demonstrated more price sensitivity than other raw materials that we use in our manufacturing process. In addition, energy, fuel, and cement prices rose in fiscal year 2006 and continued to rise the first quarter of fiscal year 2007. Pulp prices increased in fiscal year 2005 and 2006. We expect that pulp, energy fuel and cement prices will continue to fluctuate in the near future. To minimize the additional working capital requirements caused by rising prices related to these commodities, the Company may seek to enter into contracts with suppliers for the purchase of these commodities that could fix the Company’s prices over the longer-term. However, if such commodity prices do not continue to rise, the Company’s cost of sales may be negatively impacted due to the fixed pricing over the longer-term.

James Hardie Industries N.V. and Subsidiaries
This Financial Report forms part of a package of information about the Company’s results. It should be read in conjunction with the other parts of this package, including the Media Release, Management Presentation and Management’s Analysis of Results.

Disclaimer

This Financial Report of results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
–	expectations that the conditions precedent to the Final Funding Agreement will be satisfied;

–	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

–	expectations concerning the Company’s Australian Tax Office amended assessment;

–	expectations that the Company’s credit facilities will be extended or renewed;

–	projections of operating results or financial condition;

–	statements regarding plans, objectives or goals, including those relating to competition, acquisitions, dispositions and products;

–	statements about future performance; and

–	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the risk factors discussed under “Risk Factors” beginning on page 6 of the Form 20-F filed on 7 July 2005, and: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems and our successful implementation of the internal control over financial reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as codified by Item 308 of Regulation S-K. The Company cautions that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

1st Quarter FY07 17 August 2006 In this Management Presentation, James Hardie may present the financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 42. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures include "EBIT", "EBIT margin" and "Operating profit". The company may also present other terms for measuring its sales volumes ("million square feet (mmsf)" and "thousand square feet (msf)"); financial ratios ("Gearing ratio", "Net interest expense cover", Net interest paid cover", "Net debt payback", "Net debt/cash"); and Non-US GAAP financial measures ("EBIT and EBIT margin excluding effect of foreign exchange on asbestos provision", "EBIT and EBIT margin excluding effect of foreign exchange on asbestos provision, and SCI and other related expenses", "Operating profit excluding effect of foreign exchange on asbestos provision", "Operating profit excluding effect of foreign exchange on asbestos provision, SCI and other related expenses and make-whole payment", "Effective tax rate excluding the effect of foreign exchange on asbestos provision", "Diluted earnings per share excluding effect of foreign exchange on asbestos provision" and "EBITDA"). Unless otherwise stated, results are for continuing operations only and comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year.

Overview and Operating Review - Louis Gries, CEO Financial Review and Final Funding Agreement Update - Russell Chenu, CFO Questions and Answers Agenda

Overview Results Strong overall operating performance led by continuation of growth momentum in USA Fibre Cement business Bottom line affected by US$27.2m foreign exchange charge relating to asbestos provision Unpredictable volatility in results for foreseeable future due to A$ denominated asbestos provision Excluding foreign exchange charge, Q1 net operating profit up 12% to $62.7m

Overview Operating Results 1st Quarter USA Fibre Cement - strong sales and EBIT growth Asia Pacific Fibre Cement Australia and New Zealand - volumes up slightly despite weaker market, but EBIT down Philippines - EBIT positive USA Hardie Pipe - first quarterly positive EBIT result Strong cashflow generation

Overview 1st Quarter Q1 FY07 % Net Sales up 16 Gross Profit up 9 EBIT excluding effect of foreign exchange on asbestos provision, and SCI and other related expenses1 up 7 Operating profit excluding effect of foreign exchange on asbestos provision, SCI and other related expenses, and make-whole payment1 up 16 See reconciliations on slides 29 and 44

Operating Review Louis Gries, CEO

USA Fibre Cement PHOTO

1st Quarter Result Net Sales up 21% to US$348.9 million Sales Volume up 16% to 605.7 mmsf Average Price up 5% to US$576 per msf EBIT up 10% to US$103.3 million EBIT Margin down 3.1 pts to 29.6% USA Fibre Cement

USA Fibre Cement 1st Quarter Market Conditions New housing construction slowing following sustained period of modest interest rate increases Increased cancellations of house sales Increased inventories of houses for sale Permits lower Builder confidence lower Repair and remodelling activity buoyant

USA Fibre Cement Key Points Growth in primary demand in both emerging and established markets Sales growth across exterior and interior product categories Further market share gains against alternative materials ColorPlus(r) strategy progressing well Sales up 80% Market testing in some established markets Unit cost of sales up (driven by higher material and energy costs) Higher freight costs

USA Fibre Cement New housing slow-down Key sales determinants: Level of new housing construction activity Level of repair and remodel activity Market development program effectiveness Price improvement New housing construction segment currently accounts for approx. 70% of total sales (approx. 30% repair and remodel) Internal sales target of 15% - 25% from market penetration and price improvement (assumes new housing flat)

USA Fibre Cement New housing slow-down (cont.) Largest sales regions: South Central, South East and Pacific North West Business considerations: timing of capacity expansion, cost containment and efficiency improvements

USA Fibre Cement Outlook New housing construction to continue to slow Repair and remodelling activity to remain stable Further market penetration of targeted markets Modest price growth Higher pulp costs Cement, energy and freight costs to remain high

USA Fibre Cement

Top-Line Growth
JH Volume
JH Revenue
Housing Starts
Volume (mmsf) / Starts (000's Units)
Revenue (USDM)
3000
2800
2600
2400
2200
2000
1800
1600
1400
1200
1000
800
600
400
200
0
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06

14

USA Fibre Cement Top-Line Growth 0 200 400 600 800 1000 1200 1400 1600 1800 2000 2200 2400 2600 2800 3000 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 Volume (mmsf) / Starts (000's Units) $0 $100 $200 $300 $400 $500 $600 $700 $800 $900 $1,000 $1,100 $1,200 $1,300 Revenue (USDM) JH Volume JH Revenue Housing Starts

USA Fibre Cement

Average Selling Price
$ / mmsf
600
580
560
540
520
500
480
460
440
420
400
380
360
FY00
FY01
FY02
FY03
FY04
FY05
FY06
Q1 FY07

15

USA Fibre Cement $ / mmsf 360 380 400 420 440 460 480 500 520 540 560 580 600 FY00 FY01 FY02 FY03 FY04 FY05 FY06 Q1 FY07 Average Selling Price

USA Fibre Cement

EBIT and EBIT Margin*
EBIT
EBIT/Sales
EBIT US$M
EBIT MARGIN %
120
100
80
60
40
20
0
35
30
25
20
15
10
5
0
FY01
FY02
FY03
FY04
FY05
FY06
Q1 FY07

16

USA Fibre Cement *Excludes restructuring and other operating expenses of US$12.6 million in Q3 FY02 Note: dotted lines indicate EBIT margin long-term target range of 20% - 25%

Asia Pacific Fibre Cement PHOTO

Asia Pacific Fibre Cement 4th Quarter Result Net Sales down 4% to US$59.2 million Sales Volume flat at 91.8 mmsf EBIT down 17% to US$10.3 million EBIT Margin down 2.7 pts to 17.4%

Asia Pacific Fibre Cement Key Points Further weakening of new housing and renovation activity in both Australia and New Zealand; Philippines remained weak Sales volumes up slightly in ANZ, but down slightly in Philippines Price lower in ANZ due to competitive pressure in Australia EBIT lower in ANZ due mainly to higher raw material and freight costs in Australia Philippines was EBIT positive

Asia Pacific Fibre Cement Outlook Australia and New Zealand New housing construction and renovation activity in Australia and New Zealand expected to remain weak short to medium term Growth in primary demand for our products New differentiated products Market share gains Cost savings and manufacturing efficiencies Philippines No significant change in price or volume short-term - continued focus on profitability

Other USA Hardie Pipe - Key Points Increased net sales - both volume and price up Continued focus on manufacturing performance Pulp and cement costs up First EBIT positive quarter

Other Europe Fibre Cement Sales of siding and backerboard continuing to grow Focus remains on siding in France and siding and backerboard in UK

Overall Outlook USA Fibre Cement Housing construction to continue to slow Expect to continue outperforming housing market Repair and remodelling activity to remain stable Asia Pacific Fibre Cement No material improvement to market conditions in Asia Pacific businesses expected in short-term SCI and other related expenses to continue until FFA finalised Volatility in reported earnings related to currency exchange fluctuations

Financial Review and Final Funding Agreement Update Russell Chenu, CFO

Overview Net operating profit affected significantly by US$27.2m foreign exchange charge on asbestos provision made 31 March 2006 Retired fixed rate debt of US $122m in May - plus US$6m make-whole payment Balance sheet remains very strong excluding asbestos provision Net cash US$38.4m Cash and unused term facilities of US$393.4m Paid ATO US$140.4m (A$189.0m) cash deposit in July against RCI P/L 1999 amended assessment

FX Effect on Asbestos Provision Asbestos provision denominated in Australian dollars - company reports in US dollars Future results subject to risk of significant foreign exchange expense/income Foreign exchange expense of US$27.2m at 30 June 2006 calculated as shown below No current period cash impact Asbestos Provision A$ millions A$ to US$ rate US$ millions At 31 March 2006 1,000.0 1.3975:1 715.6 Effect of foreign exchange - 27.2 At 30 June 2006 1,000.0 1.3463:1 742.8

Proposed Asbestos Compensation Funding Arrangement Update 23 June 2006, ATO declined to endorse SPF as tax concession charity (condition precedent to Final Funding Agreement (FFA)) 29 June 2006, ATO rules contributions from James Hardie to SPF deductible over life of fund in accordance with 'black hole expenditure' legislation Public comments from Australian Prime Minister encouraging company to discuss outstanding tax issues with ATO Company remains in discussions with ATO as suggested, and also with NSW Government with view to satisfying a remaining condition precedent

Update (cont.) Tax exempt status of SPF remains critical for affordability and long- term viability of proposed long-term voluntary funding arrangement Commitment to a long-term voluntary asbestos compensation funding arrangement unchanged All proven claims continue to be paid by MRCF - funds expected to last until late 2006 / early 2007 Not in a position to reliably estimate date of shareholder meeting Proposed Asbestos Compensation Funding Arrangement

Results - Q1 US$ Millions Q1 '07 Q1 '06 % Change Net Sales 415.5 359.4 16 Gross profit 157.7 145.3 9 SG&A expense (51.7) (45.5) 14 R & D (7.5) (6.3) 19 SCI & other related expenses (2.4) (5.2) (54) Impairment loss on business held for sale - (1.4) - Effect of foreign exchange on asbestos provision (27.2) - - EBIT 68.9 86.9 (21) Net interest expense (2.0) (0.7) - Income tax expense Effect of change in accounting principle - net of tax (32.3) 0.9 (30.3) - 7 - Operating profit 35.5 55.9 (36)

Results - Q1 US$ Millions Q1 '07 Q1 '06 % Change Operating profit 35.5 55.9 (36) Effect of foreign exchange on asbestos provision 27.2 - - Operating profit excluding effect of foreign exchange on asbestos provision SCI and other related expenses (net of tax) 62.7 2.2 55.9 4.9 12 (55) Make-whole payment (net of tax) 5.6 - - Operating profit excluding effect of foreign exchange on asbestos provision, SCI and other related expenses and make-whole payment 70.5 60.8 16

Segment Net Sales - Q1 US$ Millions Q1 '07 Q1 '06 % Change USA Fibre Cement 348.9 287.5 21 Asia Pacific Fibre Cement 59.2 61.7 (4) Other 7.4 10.2 (27) Total 415.5 359.4 16

Segment EBIT - Q1 US$ Millions Q1 '07 Q1 '06 % Change USA Fibre Cement 103.3 94.1 10 Asia Pacific Fibre Cement 10.3 12.4 (17) Other (2.7) (3.5) 23 R&D1 (4.6) (3.2) (44) Total Segment EBIT 106.3 99.8 7 General Corporate (10.2) (12.9) 21 Total EBIT excluding effect of foreign exchange on asbestos provision 96.1 86.9 9 Effect of foreign exchange on asbestos provision (27.2) - - Total EBIT 68.9 86.9 (21) 1R&D includes "core" R&D expenses and administrative expenses, but excludes product development expenses

Corporate Costs - Q1 US$ Millions Q1'07 Q1'06 Stock options expense 1.5 1.1 SCI and other related expenses 2.4 5.2 Other costs 6.3 6.6 Total 10.2 12.9

Net Interest Expense US$ Millions Q1'07 Q1'06 Net interest expense Note - Q1'07 includes US$6.0 make-whole payment on prepayment of US$ notes in May 2006 (2.0) (0.7)

Income Tax US$ Million Q1'07 Q1'06 % Change Income Tax Expense (32.3) (30.3) 7 Rate 48.3% 35.2% - Rate excluding asbestos1 34.3% 35.2% - 1 Excludes impact (US$27.2m) of foreign exchange of asbestos provision

Income Tax Amended Assessment Update Cash deposit of US$140m (A$189m) paid 5 July 2006 for RCI P/L (wholly- owned subsidiary) amended assessment of A$378m from ATO for Y/E 31 March 1999 Liability for amended assessment not recorded - company believes definition of 'probable' (US GAAP) not met Amended assessment strongly disputed by company Notice of objection being prepared Company believes its position will ultimately prevail Cash deposit will be recorded as a receivable in accounts Interest on unpaid balance will also be recorded as a receivable Unable to determine whether any amount will ultimately be paid

EBITDA - Q1 US$ Millions Q1'07 Q1'06 % Change EBIT USA Fibre Cement Asia Pacific Fibre Cement Other R&D1 General Corporate Effect of foreign exchange on asbestos provision 103.3 10.3 (2.7) (4.6) (10.2) (27.2) 94.1 12.4 (3.5) (3.2) (12.9) - 10 (17) 23 (44) 21 - Depreciation and Amortisation USA Fibre Cement Asia Pacific Fibre Cement Other 7.9 2.5 0.6 6.1 2.5 0.8 30 - (25) Total EBITDA 79.9 96.3 (17) 1R&D includes "core" R&D expenses and administrative expenses, but excludes product development expenses Other segments, Depreciation and Amortisation includes Other, R&D and General Corporate

Capital Expenditure - Q1 US$ Million Q1 FY07 Q1 FY06 USA Fibre Cement 32.9 32.6 Asia Pacific Fibre Cement 2.6 1.0 Other1 - 0.4 Total 35.5 34.0 1Other segments includes Other, R&D and General Corporate

Key Ratios Q1FY07 FY06 FY05 EPS (Diluted)1 13.4c 44.9c 27.7c Dividend paid per share - 10.0c 3.0c Return on Shareholders' Funds1 2 29.3% 29.6% 22.4% Return on Capital Employed1 2 38.2% 28.9% 23.6% EBIT/ Sales (EBIT margin)1 23.1% 18.9% 16.2% Gearing Ratio - - 6.8% Net Interest Expense Cover1 46.4x - 38.5x Net Interest Paid Cover1 17.4x 89.0x 18.3x Net Debt Payback - - 2.5 mths 1 Excluding in FY07 effect of foreign exchange on asbestos provision and in FY06 asbestos provision 2 Return on Shareholders' Funds and Return on Capital Employed are both annualised

Summary Strong overall operating performance The company's financial position remains strong Company continues to discuss tax exempt status of SPF with the ATO and NSW Government with view to satisfying a remaining condition precedent SCI and other related expenses to continue until FFA finalised Results subject to fluctuation in A$ : US$ exchange rate for foreseeable future

Questions & Answers

Endnotes DEFINITIONS Financial Measures - US GAAP equivalents EBIT and EBIT margin - EBIT is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company's operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies. Operating profit - is equivalent to the US GAAP measure of income. Net operating profit - is equivalent to the US GAAP measure of net income.

SALES VOLUMES mmsf - million square feet, where a square foot is defined as a standard square foot of 5/16" thickness. msf - thousand square feet, where a square foot is defined as a standard square foot of 5/16" thickness. FINANCIAL RATIOS Gearing Ratio - Net debt/cash divided by net debt/cash plus shareholders' equity. Net interest expense cover - EBIT divided by net interest expense. Net interest paid cover - EBIT divided by cash paid during the period for interest, net of amounts capitalised. Net debt payback - Net debt/cash divided by cash flow from operations. Net debt/cash - short-term and long-term debt less cash and cash equivalents.

NON-US GAAP FINANCIAL MEASURES EBIT and EBIT margin excluding effect of foreign exchange on asbestos provision - EBIT and EBIT margin excluding effect of foreign exchange on asbestos provision are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes. US$ Million Q1 FY07 Q1 FY06 EBIT $ 68.9 $ 86.9 Effect of foreign exchange on asbestos provision 27.2 - EBIT excluding effect of foreign exchange on asbestos provision 96.1 86.9 Net Sales $415.5 $359.4 EBIT margin excluding effect of foreign exchange on asbestos provision 23.1% 24.2%

EBIT excluding effect of foreign exchange on asbestos provision and SCI and other related expenses - EBIT excluding effect of foreign exchange on asbestos provision and SCI and other related expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than EBIT. James Hardie has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses this non-US GAAP measure for the same purposes. US$ Million Q1 FY07 Q1 FY06 EBIT $68.9 $86.9 Effect of foreign exchange on asbestos provision 27.2 - SCI and other related expenses 2.4 5.2 EBIT excluding asbestos provision, impairment charge and SCI and other related expenses $98.5 $92.1

Operating profit excluding effect of foreign exchange on asbestos provision - Operating profit excluding effect of foreign exchange on asbestos provision is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes. US$ Million Q1 FY07 Q1 FY06 Operating profit $35.5 $55.9 Effect of foreign exchange on asbestos provision 27.2 - Operating profit excluding effect of foreign exchange on asbestos provision $62.7 $55.9

Diluted earnings per share excluding effect of foreign exchange on asbestos provision - Diluted earnings per share excluding effect of foreign exchange on asbestos is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company's management uses this non-US GAAP measure for the same purposes. US$ Million Q1 FY07 Q1 FY06 Operating profit $ 35.5 $ 55.9 Effect of foreign exchange on asbestos provision 27.2 - Operating profit excluding effect of foreign exchange on asbestos provision 62.7 55.9 Weighted average common shares outstanding (Millions) - Diluted 466.9 462.7 Diluted earnings per share excluding effect of foreign exchange on asbestos provision (US cents) 13.4 12.1

Effective tax rate excluding effect of foreign exchange on asbestos provision - Effective tax rate excluding effect of foreign exchange on asbestos provision is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations without the distortion arising from foreign exchange fluctuation. The company's management uses this non-US GAAP measure for the same purposes. US$ Million Q1 FY07 Q1 FY06 Operating profit before income taxes $ 66.9 $ 86.2 Effect of foreign exchange on asbestos provision 27.2 - Operating profit before income taxes excluding effect of foreign exchange on asbestos provision 94.1 86.2 Income tax expense 32.3 30.3 Diluted earnings per share excluding effect of foreign exchange on asbestos provision (US cents) 34.3% 35.2%

EBITDA - is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of our profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

Disclaimer This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by the company's officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include: expectations that the conditions precedent to the Final Funding Agreement will be satisfied; expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims; expectations concerning the company's Australian Tax Office amended assessment; expectations that the company's credit facilities will be extended or renewed; projections of operating results or financial condition; statements regarding plans, objectives or goals, including those relating to competition, acquisitions, dispositions and products; statements about future performance; and statements about product or environmental liabilities. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. The company cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the risk factors discussed under "Risk Factors" beginning on page 6 of the Form 20-F filed on 7 July 2005, and: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems and the successful implementation of the internal control over financial reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as codified by Item 308 of Regulation S-K . The company cautions that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.